 Exhibit 99.1

Execution Version

ALGONQUIN POWER & UTILITIES CORP.

AND

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

AND

BNY TRUST COMPANY OF CANADA

SENIOR INDENTURE

DATED AS OF JUNE 23, 2021

SENIOR NOTES

Reconciliation and tie between
Trust Indenture Act of 1939 (the Trust Indenture Act)
and Indenture

Trust Indenture Act Section	Indenture Section
Section 310(a)(1)	7.9
(a)(2)	7.9
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	7.9
(b)	7.8
Section 311 (a)	7.13
(b)	5.4(a), 7.13
Section 312(a)	5.1
(b)	5.2
(c)	5.2
Section 313(a)	5.4(a)
(b)	5.4(a), 5.4(b)
(c)	5.4(c)
(d)	5.4(d)
Section 314(a)	4.6; 5.3
(b)	Not applicable
(c)(1)	15.4
(c)(2)	15.4
(c)(3)	Not applicable
(d)	Not applicable
(e)	15.4
(f)	15.4
Section 315(a)	7.1, 7.2
(b)	6.7
(c)	7.1
(d)	7.1(b)
(d)(1)	7.1(a)(i)
(d)(2)	7.1(b)
(d)(3)	7.1(c)
(e)	6.8
Section 316(a) (last sentence)	8.4
(a)(1)(A)	6.6
(a)(1)(B)	6.6
(a)(2)	Not applicable
(b)	6.4
(c)	10.5
Section 317(a)(1)	6.2, 6.5
(a)(2)	6.2
(b)	4.4(a)
Section 318(a)	15.6

Note: This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

i

5.1	Corporation to Furnish Trustee Information as to the Names and Addresses of Securityholders	21

5.2	Trustee to Preserve Information as to the Names and Addresses of Securityholders Received by It	22

5.3	Annual and Other Reports to be Filed by Corporation with Trustee	22

5.4	Trustee to Transmit Annual Report to Securityholders	23

ARTICLE VI REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS ON EVENT OF DEFAULT		24

6.1	Events of Default Defined	24

6.2	Covenant of Corporation to Pay to Trustee Whole Amount Due on Securities on Default in Payment of Interest or Principal	26

6.3	Application of Moneys Collected by Trustee	27

6.4	Limitation on Suits by Holders of Securities	27

6.5	On Default Trustee May Take Appropriate Action	28

6.6	Rights of Holders of Majority in Principal Amount of Securities to Direct Trustee and to Waive Default	28

6.7	Trustee to Give Notice of Defaults Known to It, but May Withhold in Certain Circumstances	29

6.8	Requirement of an Undertaking to Pay Costs in Certain Suits Under the Indenture or Against the Trustee	29

ARTICLE VII CONCERNING THE TRUSTEE		29

7.1	Upon Event of Default Occurring and Continuing, Trustee Shall Exercise Powers Vested in It, and Use Same Degree of Care and Skill in Their Exercise, as a Prudent Man Would Use	29

7.2	Reliance on Documents, Opinions, Etc.	30

7.3	Trustee Not Liable for Recitals in Indenture or in Securities	32

7.4	May Hold Securities	32

7.5	Moneys Received by Trustee to be Held in Trust without Interest	32

7.6	Trustee Entitled to Compensation, Reimbursement and Indemnity	33

7.7	Right of Trustee to Rely on Officer’s Certificate where No Other Evidence Specifically Prescribed	33

7.8	Disqualification; Conflicting Interests	33

7.9	Requirements for Eligibility of Trustee	34

7.10	Resignation and Removal of Trustee	34

7.11	Acceptance by Successor Trustee	35

7.12	Successor to Trustee by Merger, Amalgamation, Consolidation or Succession to Business	36

7.13	Limitations on Preferential Collection of Claims by the Trustee	36

7.14	Third Party	36

7.15	Not Bound to Act	37

7.16	Privacy (Canadian Trustee)	37

ARTICLE VIII CONCERNING THE SECURITYHOLDERS		37

8.1	Evidence of Action by Securityholders	37

8.2	Proof of Execution of Instruments and of Holding of Securities	37

8.3	Who May be Deemed Owners of Securities	38

8.4	Securities Owned by Corporation or Controlled or Controlling Persons Disregarded for Certain Purposes	38

8.5	Instruments Executed by Securityholders Bind Future Holders	38

ARTICLE IX SECURITYHOLDERS’ MEETINGS		39

9.1	Purposes for which Meetings May be Called	39

9.2	Manner of Calling Meetings	39

9.3	Call of Meeting by Corporation or Securityholders	39

9.4	Who May Attend and Vote at Meetings	39

9.5	Regulations May be Made by Trustee	39

9.6	Manner of Voting at Meetings and Record to be Kept	40

9.7	Exercise of Rights of Trustee and Securityholders Not to be Hindered or Delayed	40

ARTICLE X SUPPLEMENTAL INDENTURES		41

10.1	Purposes for which Supplemental Indentures May be Entered into Without Consent of Securityholders	41

10.2	Modification of Indenture with Consent of Holders of a Majority in Principal Amount of Securities	42

10.3	Effect of Supplemental Indentures	43

10.4	Securities May Bear Notation of Changes by Supplemental Indentures	43

10.5	Revocation and Effect of Consents	43

10.6	Conformity with Trust Indenture Legislation	43

ARTICLE XI CONSOLIDATION, AMALGAMATION, ARRANGEMENT, MERGER, SALE OR CONVEYANCE		43

11.1	Corporation May Consolidate, etc., on Certain Terms	43

11.2	Successor Substituted	44

11.3	Opinion of Counsel to Trustee	44

ARTICLE XII SATISFACTION AND DISCHARGE OF INDENTURE, UNCLAIMED MONEYS		44

12.1	Satisfaction and Discharge of Indenture	44

12.2	Application by Trustee of Funds Deposited for Payment of Securities	45

12.3	Repayment of Moneys Held by Paying Agent	45

12.4	Repayment of Moneys Held by Trustee	45

12.5	Defeasance and Covenant Defeasance	45

ARTICLE XIII IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES		48

13.1	Incorporators, Stockholders, Officers, Directors and Employees of Corporation Exempt from Individual Liability	48

ARTICLE XIV [Reserved]		49

ARTICLE XV MISCELLANEOUS PROVISIONS		49

15.1	Successors and Assigns of Corporation Bound by Indenture	49

15.2	Acts of Board, Committee or Officer of Successor Valid	49

15.3	Required Notices or Demands May be Served by Mail	49

15.4	Officer’s Certificate and Opinion of Counsel to be Furnished upon Applications or Demands by the Corporation	49

15.5	Payments Due on Saturdays, Sundays and Holidays	50

15.6	Provisions Required by Trust Indenture Act to Control	50

15.7	Indenture and Securities to be Construed in Accordance with the Laws of the State of New York	50

15.8	Provisions of the Indenture and Securities for the Sole Benefit of the Parties and the Securityholders	50

15.9	Indenture May be Executed in Counterparts	50

15.10	Conversion of Currency	51

15.11	Table of Contents, Headings, etc.	51

15.12	Patriot Act Requirements of Trustee	52

15.13	Jury Trial Waiver	52

15.14	Submission to Jurisdiction	52

15.15	Tax Withholding	52

15.16	Sanctions Representations	52

15.17	Information Sharing	53

v

THIS SENIOR INDENTURE (the “Indenture”), dated as of the 23rd day of June, 2021 between ALGONQUIN POWER & UTILITIES CORP., a corporation duly organized and existing under the laws of Canada (hereinafter sometimes referred to as the “Corporation”), THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., a national banking association (hereinafter sometimes referred to as the “U.S. Trustee”), as U.S. trustee, and BNY TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (hereinafter sometimes referred to as the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”), as Canadian trustee.

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Corporation has duly authorized the issuance from time to time of its unsecured senior notes or other evidences of indebtedness (hereinafter referred to as the “Securities”), without limit as to principal amount, issuable in one or more series, the amount and terms of each such series to be determined as hereinafter provided; to be authenticated in accordance with this Indenture; and, to provide the terms and conditions upon which the Securities are to be authenticated, issued and delivered, the Corporation has duly authorized the execution of this Indenture; and

WHEREAS, all acts and things necessary to make the Securities when executed by the Corporation and authenticated and delivered by the U.S. Trustee as in this Indenture provided, the valid, binding and legal obligations of the Corporation, and to constitute these presents a valid indenture and agreement according to its terms, have been done and performed and the execution of this Indenture and the issue hereunder of the Securities have in all respects been duly authorized, and the Corporation, in the exercise of the legal rights and power vested in it, executes this Indenture and proposes to make, execute, issue and deliver the Securities.

NOW, THEREFORE, in order to declare the terms and conditions upon which the Securities are authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Securities by the holders thereof, the Corporation covenants and agrees with the Trustees, for the benefit of each other and for the equal and proportionate benefit of the respective holders from time to time of the Securities or of series thereof as follows:

ARTICLE I
DEFINITIONS

1.1          Certain Terms Defined. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)          The terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b)          All other terms used herein which are defined in the Trust Indenture Act, whether directly or by reference therein, have the meanings assigned to them therein (except as otherwise expressly provided);

(c)          All accounting terms used herein and not expressly defined herein shall have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean (i) such accounting principles which are recognized as being generally accepted in the United States of America, if the Corporation is then preparing its financial statements in accordance with such principles, (ii)  international financial reporting standards as issued by the International Accounting Standards Board, if the Corporation is then preparing its financial statements in accordance with such principles, or (iii) accounting principles which are recognized as being generally accepted in Canada, if the Corporation is then preparing its financial statements in accordance with such principles; provided, that when two or more principles are so generally accepted, it shall mean that set of principles consistent with those in use by the Corporation; and

(d)          The terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Additional Amounts: has the meaning specified in Section 4.2; and whenever in this Indenture there is mentioned, in any context, (1) the payment of principal or premium, (2) purchase prices in connection with a purchase of Securities, (3) interest, or (4) any other amount payable on or with respect to the Securities, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.

Additional Interest: means the interest, if any, that shall accrue on any interest on the Securities of any series the payment of which has not been made on the applicable interest payment date and which shall accrue at the rate per annum specified or determined as specified in such Security.

Agent: means any registrar, Paying Agent, or Depository Custodian.

Applicable Procedures: means, with respect to any payment, tender, redemption, transfer or exchange of or for beneficial interests in any global Security held by the Depository, the rules and procedures of the Depository that apply to such payment, tender, redemption, transfer or exchange.

Authenticating Agent: means any Authenticating Agent appointed by the U.S. Trustee pursuant to Section 2.9.

Authorized Newspaper: means a newspaper in an official language of the place of publication, customarily published at least once a day for at least five days in each calendar week and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Whenever successive publications are required to be made in an Authorized Newspaper, the successive publications may be made in the same or in a different newspaper meeting the foregoing requirements and in each case on any day of the week. If it is impossible or, in the opinion of the U.S. Trustee, impracticable to publish any notice in the manner herein provided, then such publication in lieu thereof as shall be made with the approval of the U.S. Trustee shall constitute a sufficient publication of such notice.

Board of Directors: when used with reference to the Corporation, means the Board of Directors of the Corporation or any committee of or created by the Board of Directors of the Corporation duly authorized to act hereunder.

Business Day: means any day which is not a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close or a day on which the Corporate Trust Office of the U.S. Trustee is closed for business.

Canadian Trustee: means the Person named as the “Canadian Trustee” in the first paragraph of this Indenture until a successor Canadian Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter shall mean or include each Person who is then a Canadian Trustee hereunder, unless there has ceased to be a Canadian Trustee under this Indenture.

Canadian Trust Indenture Legislation: means, at any time, statutory provisions relating to trust indentures and the rights, duties and obligations of trustees under trust indentures and of bodies corporate issuing or guaranteeing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, and at the date of this Indenture includes the applicable provisions of the Loan and Trust Corporations Act (Ontario), the Trust and Loan Companies Act (Canada) and the Canada Business Corporations Act and any statute that may be substituted therefor, as from time to time amended, and any other statute of Canada or a province thereof, including the regulations under any such statute.

Capital Stock: means shares of capital stock of any class of any corporation whether now or hereafter authorized regardless of whether such capital stock shall be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up.

Commission: means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

Common Shares: means the common shares, no par value, of the Corporation.

Corporate Trust Office means the office of a Trustee at which at any particular time its corporate trust business in respect of this Indenture shall be principally administered, which office, on the date of original execution of this Indenture, is located at 4655 Salisbury Road, Suite 300, Jacksonville, Florida 32256, Attention:  Corporate Trust Administration, in the case of the U.S. Trustee, and at BNY Trust Company of Canada, 1 York Street, 6th Floor, Toronto ON, M5J 0B6, Attention: Corporate Trust Administration, in the case of the Canadian Trustee, with a copy to the U.S. Trustee, or in each case at any other time at such other address as the Trustees may designate from time to time by notice in writing to the Corporation, or at the principal corporate trust office of any successor trustee as to which such successor trustee may notify the Corporation in writing.

Corporation: means Algonquin Power & Utilities Corp., a corporation duly organized and existing under the laws of Canada and, subject to the provisions of Article XI, shall also include its successors and assigns.

covenant defeasance: has the meaning specified in Section 12.5(c).

default: means any event that is or, after notice or passage of time or both, would be an Event of Default.

defeasance: has the meaning specified in Section 12.5(b).

Depository: means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more global Securities, the person designated as Depository by the Corporation pursuant to Section 2.1 until a successor Depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter the term “Depository” shall mean or include each person who is then a Depository hereunder and if at any time there is more than one such person, the term “Depository” as used with respect to the Securities of any series shall mean the Depository with respect to the Securities of such series.

Depository Custodian: means the U.S. Trustee as custodian with respect to the global Securities held by the Depository or any successor entity thereto.

Dollar or $: means a dollar or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

Electronic Means: means the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

Event of Default: with respect to Securities of any series shall mean any event specified as such in Section 6.1 and any other event as may be established with respect to the Securities of such series as contemplated by Section 2.1.

Exchange Act: has the meaning specified in Section 2.2.

Government Obligation: means securities which are (i) direct obligations of the United States of America where the payment or payments thereunder are supported by the full faith and credit of the United States of America or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof.

Indenture: means this instrument as originally executed, or, if amended or supplemented as herein provided, then as so amended or supplemented, and shall include the form and terms of particular series of Securities established as contemplated by Sections 2.1 and 2.2.

Maturity: when used with respect to any Security means the date on which the principal of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, tender for purchase, or otherwise.

1940 Act: means the Investment Company Act of 1940, as amended.

Officer: means the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, the President, any Vice President (whether or not designated by a number or word added before or after the title vice president), the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary.

Officer’s Certificate: means a certificate signed by an Officer of the Corporation and delivered to the U.S. Trustee. Each such certificate shall include the statements provided for in Section 15.4, if and to the extent required by the provisions thereof and will comply with Section 314 of the Trust Indenture Act.

Opinion of Counsel: means a written opinion of counsel, who may be an employee of, or counsel to, the Corporation, or other counsel, which opinion shall be reasonably satisfactory to the U.S. Trustee, and delivered to the U.S. Trustee and/or the Canadian Trustee, as may otherwise be required pursuant to this Indenture. Each such opinion shall include the statements provided for in Section 15.4, if and to the extent required by the provisions thereof and, and in respect of any such written opinion of counsel delivered to the U.S. Trustee, will comply with Section 314 of the Trust Indenture Act.

Original Issue Discount Security: means any Security which provides for an amount less than the principal amount thereof to be due and payable upon declaration pursuant to Section 6.1.

outstanding: when used with reference to Securities and subject to the provisions of Section 8.4, means as of any particular time, all Securities authenticated and delivered under this Indenture, except

(a)          Securities theretofore canceled by the U.S. Trustee or delivered to the U.S. Trustee for cancellation;

(b)          Securities, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the U.S. Trustee or with any Paying Agent (other than the Corporation) or shall have been set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent), provided that such Securities shall have reached their Stated Maturity or, if such Securities are to be redeemed prior to the Stated Maturity thereof, notice of such redemption shall have been given as in Article III provided, or provision satisfactory to the U.S. Trustee shall have been made for giving such notice;

(c)          Securities in lieu of or in substitution for which other Securities shall have been authenticated and delivered or which have been paid pursuant to the terms of Section 2.7 unless proof satisfactory to the U.S. Trustee is presented that any such Securities are held by a bona fide purchaser in whose hands any of such Securities is a valid, binding and legal obligation of the Corporation; and

(d)          Any such Security with respect to which the Corporation has effected defeasance or covenant defeasance pursuant to Section 12.5, except to the extent provided in Section 12.5.

In determining whether the holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.1; and (ii) the principal amount of any Securities denominated in a foreign currency that shall be deemed outstanding shall be the Dollar equivalent, determined on the date of issuance for such Securities, of the principal amount or, in the case of an Original Issue Discount Security, the Dollar equivalent on the date of issuance of such Security of the amount determined as provided in clause (i).

Paying Agent: means the U.S. Trustee or any Person or Persons authorized by the Corporation to pay the principal or interest on any Securities on behalf of the Corporation.

Person or person: means any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association or government or any agency or political subdivision thereof, or any other entity of whatever nature.

Principal: whenever used with reference to the Securities or any Security or any portion thereof, shall be deemed to include “and premium, if any.”

record date: has the meaning specified in Section 2.3.

redemption; redeem; redeemable: when used with respect to any Security, shall include, without limitation, any prepayment or repayment provisions applicable to such Security.

Register: has the meaning specified in Section 2.5.

Resolution of the Corporation: means a resolution of the Corporation, in the form of a resolution of the Board of Directors or in the form of a resolution of a duly constituted committee of the Board of Directors, authorizing, ratifying, setting forth or otherwise validating agreements, execution and delivery of documents, the issuance, form and terms of Securities, or any other actions or proceedings pursuant or with respect to this Indenture.

Responsible Officer: when used with respect to to either Trustee, means an officer of such Trustee in its Corporate Trust Office having direct responsibility for the administration of this Indenture, and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject and who has direct responsibility for the administration of this Indenture.

Security or Securities: means any security or securities of the Corporation, as the case may be, without regard to series, authenticated and delivered under this Indenture.

Securityholder, holder, holder of Securities or registered holder: or other similar term, mean any person who shall at the time be the registered holder of any Security or Securities on the Register kept for that purpose in accordance with the provisions of this Indenture.

Stated Maturity: when used with respect to any Security or any installment of principal thereof or interest thereon means the date specified pursuant to the terms of such Security as the date on which the principal of such Security or such installment of principal or interest thereon is due and payable in the case of such principal, as such date may be shortened or extended as provided pursuant to the terms of such Security and this Indenture.

Subsidiary: means any corporation (or any other entity of whatever nature) which the Corporation has the possession, direct or indirect, through one or more intermediaries, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting stock, by contract, or otherwise. For the purposes of this definition, “voting stock” means the sum of all rights to vote for the election of directors and/or the sum of all interests in an unincorporated person, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Tax Act: means the Income Tax Act (Canada) and the regulations thereunder, each as amended from time to time.

Trust Indenture Act: except as herein otherwise expressly provided or unless the context requires otherwise, the term “Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this Indenture was originally executed; provided, however, that, in the event that the Trust Indenture Act is amended after such date, then “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

Trust Indenture Legislation: means the Trust Indenture Act and, if there is at the relevant time a Canadian Trustee hereunder, the Canadian Trust Indenture Legislation.

Trustee or Trustees: means the Person named as the “U.S. Trustee” and the “Canadian Trustee” in the first paragraph of this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter means the successor serving hereunder. If the Canadian Trustee resigns or is removed and, pursuant to Section 7.10, is not required to appoint a successor trustee to the Canadian Trustee, then “Trustee,” “Trustees” and any reference to “the Trustees” shall mean the U.S. Trustee.

U.S. Trustee: means the Person named as the U.S. Trustee of this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter means the successor serving hereunder.

ARTICLE II
ISSUE, DESCRIPTION, EXECUTION, REGISTRATION OF TRANSFER
AND EXCHANGE OF SECURITIES

2.1          Amount, Series and Delivery of Securities.  The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. The terms of each series (which terms shall not be inconsistent with the provisions of this Indenture), shall either be established in or pursuant to a Resolution of the Corporation and set forth in an Officer’s Certificate, or set forth in one or more indentures supplemental hereto, prior to the issuance of Securities of such series and shall specify:

(a)          The designation of the Securities of such series (which shall distinguish the Securities of the series from all other Securities);

(b)          Any limit upon the aggregate principal amount of the Securities of such series which may be executed, authenticated and delivered under this Indenture; provided, however, that nothing contained in this Section or elsewhere in this Indenture or in such Securities or in a Resolution of the Corporation or Officer’s Certificate or supplemental indenture is intended to or shall limit execution by the Corporation or authentication and delivery of Securities under the circumstances contemplated by Sections 2.5, 2.6, 2.7, 3.2, 3.3 and 10.4;

(c)          The date or dates (if any) on which the principal of the Securities of such series is payable or the method or methods, if any, by which such date or dates shall be determined and the circumstances, if any, under which such date or dates may be shortened or extended, either automatically or at the election of the Corporation;

(d)          The rate or rates at which the Securities of such series shall bear interest, if any, the rate or rates and extent to which Additional Interest or other interest, if any, shall be payable, the date or dates from which such interest shall accrue, the dates on which such interest shall be payable, the record date for the interest payable on any interest payment date and the right of the Corporation to defer or extend an interest payment date;

(e)          The place or places where Securities of such series may be presented for payment and for the other purposes provided in Section 4.3;

(f)          Any price or prices at which, any period or periods within which, and any terms and conditions upon which Securities of such series may be redeemed or prepaid, in whole or in part, at the option of the Corporation;

(g)          The type or types (if any) of Capital Stock of the Corporation into which, any period or periods within which, and any terms and conditions upon which Securities of such series may be made payable, converted or exchanged in whole or in part, at the option of the holder or of the Corporation;

(h)          If other than denominations of $1,000 and any whole multiple thereof, the denominations in which Securities of such series shall be issuable;

(i)          If other than the principal amount thereof, the portion of the principal amount of Securities of such series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 6.1;

(j)          If other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public or private debts, the coin or currency (which may be a composite currency) in which payment of the principal of and interest, if any, on the Securities of such series shall be payable;

(k)          If the principal of or interest, if any, on the Securities of such series are to be payable, at the election of the Corporation or a holder thereof, in a coin or currency (including composite currency) other than that in which the Securities of such series are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

(l)          If the amounts of payments of principal of or interest, if any, on the Securities of such series may be determined with reference to an index based on a coin or currency (including composite currency) other than that in which the Securities of such series are stated to be payable, or any other index (including commodity or equity indices), the manner in which such amounts shall be determined;

(m)          If the Securities of such series are payable at Maturity or upon earlier redemption in Capital Stock, the terms and conditions upon which such payment shall be made;

(n)          The person or persons who shall be registrar for the Securities of such series, and the place or places where the Register of Securities of the series shall be kept;

(o)          Any deletions from, modifications of or additions to the Events of Default or covenants of the Corporation with respect to any of such Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(p)          Whether any Securities of such series are to be issuable in global form with or without coupons, and, if so, the Depository for such global Securities and whether beneficial owners of interests in any such global Security may exchange such interests for definitive Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which, and the place or places where, any such exchanges may occur, if other than in the manner provided in Section 2.5;

(q)          Whether any Securities of such series are subject to any securities law or other restrictions on transfer;

(r)          If the principal of or interest, if any, on the Securities of such series are to be payable, at the election of the Corporation or a holder thereof or otherwise, in Capital Stock, with the proceeds of Capital Stock or from any other specific source of funds, the period or periods within which, and the terms and conditions upon which, such elections and/or payments shall be made;

(s)          If either or both of Section 12.5(b) relating to defeasance or Section 12.5(c) relating to covenant defeasance shall not be applicable to the Securities of such series, or any covenants relating to the Securities of such series which shall be subject to covenant defeasance, and any deletions from, modifications or additions to, the provisions of Article XII in respect of the Securities of such series;

(t)          if the Corporation is obligated to redeem or purchase any of such Securities pursuant to any sinking fund or analogous provision or at the option of any holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Securities so redeemed or purchased; and

(u)          any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture);

or in any case, the method for determining such terms, the persons authorized to determine such terms and the limits, if any, within which any such determination of such terms is to be made.

The applicable Resolution of the Corporation, Officer’s Certificate or supplemental indenture may provide that Securities of any particular series may be issued at various times, with different dates on which the principal or any installment of principal is payable, with different rates of interest, if any, or different methods by which interest may be determined, with different dates from which such interest shall accrue, with different dates on which such interest may be payable or with any different terms other than Events of Default but all such Securities of a particular series shall for all purposes under this Indenture including, but not limited to, voting and Events of Default, be treated as Securities of a single series.

Notwithstanding Section 2.1(b) and unless otherwise expressly provided with respect to a series of Securities, the aggregate principal amount of a series of Securities may be increased and additional Securities of such series may be issued up to the maximum aggregate principal amount authorized with respect to such series as increased.

If any of the terms of any series of Securities are established by action taken pursuant to a Resolution of the Corporation, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or an Assistant Corporate Secretary of the Corporation and delivered to the U.S. Trustee, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein) at or prior to the delivery of the Officer’s Certificate or supplemental indenture setting forth the terms of the series.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series executed by the Corporation to the U.S. Trustee for authentication by it, and the U.S. Trustee shall thereupon authenticate and deliver such Securities to or upon the written order of the Corporation, signed by any Officer, without any further corporate action by the Corporation. If the form or terms of the Securities of the series have been established in or pursuant to a Resolution of the Corporation and set forth in an Officer’s Certificate, or set forth in one or more supplemental indentures hereto, as permitted by this Section and Section 2.2, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustees shall be entitled to receive, and (subject to Section 7.2) shall be fully protected in relying upon an Opinion of Counsel to the effect that:

(A)
the form or forms and terms, or if all Securities of such series are not to be issued at one time, the manner of determining the terms of such Securities, have been established in conformity with the provisions of this Indenture;

(B)	all conditions precedent provided for in this Indenture to the authentication and delivery of such Securities have been complied with; and

(C)	if the Securities of such series have been registered under the Securities Act, that this Indenture has been qualified under the Trust Indenture Act.

The Trustees shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustees’ own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the U.S. Trustee.

If all the Securities of any series are not to be issued at one time, it shall not be necessary to deliver either an Opinion of Counsel or an Officer’s Certificate at the time of issuance of each Security, provided that such Opinion of Counsel and Officer’s Certificate, with appropriate modifications, are instead delivered at or prior to the time of issuance of the first Security of such series.

Each Security shall be dated the date of its authentication.

2.2          Form of Securities and Trustee’s Certificate. The Securities of each series shall be substantially of the tenor and terms as shall be authorized in or pursuant to a Resolution of the Corporation and set forth in an Officer’s Certificate, or set forth in an indenture or indentures supplemental hereto in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or automated quotation system on which the Securities may be listed, or to conform to usage. If the form of Securities of any series is authorized by action taken pursuant to a Resolution of the Corporation, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or an Assistant Corporate Secretary of the Corporation and delivered to the U.S. Trustee, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein)  at or prior to the delivery of the Officer’s Certificate contemplated by Section 2.1 setting forth the terms of the series.

The Securities may be printed, lithographed or fully or partly engraved.

The Trustee’s certificate of authentication shall be in substantially the following form:

“This is one of the Securities, of the series designated herein, referred to in the within-mentioned Indenture.

The Bank of New York Mellon Trust Company, N.A.,
as U.S. Trustee

By:
Authorized Signatory”

If Securities of a series are issuable in global form, as specified pursuant to Section 2.1, then, notwithstanding clause (h) of Section 2.1 and the provisions of Section 2.3, such Security shall represent such amount of the outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of outstanding Securities of such series represented thereby may from time to time be increased or reduced to reflect exchanges or transfers (in any event, not to exceed the aggregate principal amount authorized from time to time pursuant to Section 2.1). Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of outstanding Securities represented thereby shall be made by the Trustees in such manner and upon instructions given by such person or persons as shall be specified in such Security or by the Corporation. Subject to the provisions of Section 2.4 and, if applicable, Section 2.6, the U.S. Trustee shall deliver and redeliver any Security in global form in the manner and upon written instructions given by the person or persons specified in such Security or by the Corporation. Any instructions by the Corporation with respect to endorsement or delivery or redelivery of a Security in global form after the original issuance of the Securities of such series shall be in writing, and shall not be objected to in writing by the Depository, but need not comply with Section 15.4 and need not be accompanied by an Opinion of Counsel.

Unless otherwise specified pursuant to Section 2.1, payment of principal of and any premium and any interest on any Security in global form shall be made to the person or persons specified therein.

The owners of beneficial interests in any global Security shall have no rights under this Indenture with respect to any global Security held on their behalf by a Depository, and such Depository may be treated by the Corporation, the Trustees, and any agent of the Corporation or the Trustees as the sole holder and owner of such global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustees or any agent of the Corporation or the Trustees from giving effect to any written certification, proxy or other authorization furnished by a Depository, or impair, as between a Depository and its participants in any global Security, the operation of customary practices governing the exercise of the rights of a holder of a Security of any series, including, without limitation, the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a holder is entitled to give or take under this Indenture.

None of the Corporation, the Trustees or any Authenticating Agent will have any responsibility or liability for any act or omission of the Depository or any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Corporation has entered into a letter of representations with the Depository in the form provided by the Depository and the U.S. Trustee and each Agent are hereby authorized to act in accordance with such letter and Applicable Procedures.

Each Depository designated pursuant to Section 2.1 for a global Security must, at the time of its designation and at all times while it serves as Depository, be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable statute or regulation.

The Corporation shall be responsible for making calculations called for under the Securities, including but not limited to determination of redemption price, premium, if any, and any other amounts payable on the Securities. The Corporation will make the calculations in good faith and, absent manifest error, its calculations will be final and binding on the Holders. The Corporation will provide a schedule of its calculations to the U.S. Trustee when requested by a Trustee, and the Trustees are entitled to rely conclusively on the accuracy of the Corporation’s calculations without independent verification. The Trustees shall forward the Corporation’s calculations to any Holder of the Securities upon the written request of such Holder.

2.3         Denominations of and Payment of Interest on Securities. The Securities of each series shall be issuable as fully registered Securities without coupons in such denominations as shall be specified as contemplated by Section 2.1 (except as provided in Section 2.2 and Section 2.6). In the absence of any such provisions with respect to the Securities of any series, the Securities of such series shall be issuable in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

If the Securities of any series shall bear interest, each Security of such series shall bear interest from the applicable date at the rate or rates per annum, and such interest shall be payable on the dates specified on, or determined in the manner provided in, the Security. The person in whose name any Security is registered at the close of business on any record date (as defined below) for the Security with respect to any interest payment date for such Security shall be entitled to receive the interest payable thereon on such interest payment date notwithstanding the cancellation of such Security upon any registration of transfer, exchange or conversion thereof subsequent to such record date and prior to such interest payment date, unless such Security shall have been called for redemption on a date fixed for redemption subsequent to such record date and prior to such interest payment date or unless the Corporation shall default in the payment of interest due on such interest payment date on such Security, in which case such defaulted interest shall be paid to the person in whose name such Security (or any Security or Securities issued upon registration of transfer or exchange thereof) is registered at the close of business on the record date for the payment of such defaulted interest, or except as otherwise specified as contemplated by Section 2.1. The term “record date” as used in this Section with respect to any regular interest payment date for any Security shall mean such day or days as shall be specified as contemplated by Section 2.1; provided, however, that in the absence of any such provisions with respect to any Security, such term shall mean: (1) if such interest payment date is the first day of a calendar month, the fifteenth day of the calendar month next preceding such interest payment date; or (2) if such interest payment date is the fifteenth day of a calendar month, the first day of such calendar month; in each case whether or not a Business Day. Such term, as used in this Section, with respect to the payment of any defaulted interest on any Security shall mean (except as otherwise specified as contemplated by Section 2.1) the fifth day next preceding the date fixed by the Corporation for the payment of defaulted interest, established by notice given by delivery by or on behalf of the Corporation to the holder of such Security not less than 10 days preceding such record date, or, if such fifth day is not a Business Day, the Business Day next preceding such fifth day.

2.4          Execution of Securities. The Securities shall be signed on behalf of the Corporation, manually, electronically or in facsimile, by any Officer. Only such Securities as shall bear thereon a certificate of authentication substantially in the form recited herein, executed by or on behalf of the U.S. Trustee manually or electronically by an authorized officer, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate of authentication by the U.S. Trustee upon any Security executed by the Corporation shall be conclusive evidence that the Security so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture. The Securities executed via facsimile or electronic signature (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) shall be deemed to have been duly and validly executed and be valid and effective for all purposes. Typographical or other errors or defects in the facsimile signature on any Security or in the text thereof shall not affect the validity or enforceability of such Security if it has been duly authenticated and delivered by the U.S. Trustee. In case any officer of the Corporation who shall have signed any of the Securities, manually or in facsimile, shall cease to be such officer before the Securities so signed shall have been authenticated and delivered by the U.S. Trustee, or disposed of by the Corporation, such Securities nevertheless may be authenticated and delivered or disposed of as though the person who signed such Securities had not ceased to be such officer of the Corporation; and any Security may be signed on behalf of the Corporation, manually or in facsimile, by such person as, at the actual date of the execution of such Security, shall be the proper officer of the Corporation, although at the date of the execution of this Indenture any such person was not such officer.

On the date of the execution and delivery of this Indenture, the Issuer shall deliver to the Trustees an Officers’ Certificate as to the incumbency and specimen signatures of officers authorized to give instructions under this Section and, as long as Securities are outstanding under this Indenture, shall deliver a similar Officer’s Certificate each year on the anniversary of the date of the first such Officer’s Certificate. The Trustees may conclusively rely on the documents delivered pursuant to this Section (unless revoked by superseding comparable documents) as to the authorization of the Board of Directors of any Securities delivered hereunder, and the form thereof, and as to the authority of the instructing officers referred to in this Section so to act.

2.5          Registration, Transfer and Exchange of Securities. Securities of any series (other than a global Security, except as set forth below) may be exchanged for a like aggregate principal amount of Securities of the same series of the same tenor and terms of other authorized denominations. Securities to be exchanged shall be surrendered at the offices or agencies to be maintained by the Corporation in accordance with the provisions of Section 4.3 and the Corporation shall execute and upon the written order of the Corporation, the U.S. Trustee shall authenticate and deliver, or cause to be authenticated and delivered, in exchange therefor the Security or Securities which the Securityholder making the exchange shall be entitled to receive.

The Corporation shall keep, at one of the offices or agencies to be maintained by the Corporation in accordance with the provisions of Section 4.3 with respect to the Securities of each series, a Register (the “Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall register the Securities of such series and the transfer of Securities of such series as in this Article provided. Such Register shall be in written form or in any other form capable of being converted into written form within a reasonable time. At all reasonable times the Register shall be open for inspection by the Trustees and any registrar of the Securities of such series other than the Trustees. Upon due presentment for registration of transfer of any Security of any series at the offices or agencies of the Corporation to be maintained by the Corporation in accordance with Section 4.3 with respect to the Securities of such series, the Corporation shall execute and register and upon the written order of the Corporation, the U.S. Trustee shall authenticate and deliver in the name of the transferee or transferees a new Security or Securities of the same series of like tenor and terms for a like aggregate principal amount of authorized denominations.

Every Security issued upon registration of transfer or exchange of Securities pursuant to this Section shall be the valid obligation of the Corporation, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Security or Securities surrendered upon registration of such transfer or exchange.

All Securities of any series presented or surrendered for exchange, registration of transfer, redemption, conversion or payment shall, if so required by the Corporation or any registrar of the Securities of such series, be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation and such registrar, duly executed by the registered holder or by its attorney duly authorized in writing.

No service charge shall be made for any exchange or registration of transfer of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

The Corporation shall not be required to exchange or register the transfer of (a) any Securities of any series during a period beginning at the opening of business fifteen days before the day of the delivery of a notice of redemption of outstanding Securities of such series and ending at the close of business on the relevant redemption date, or (b) any Securities or portions thereof called or selected for redemption, except, in the case of Securities called for redemption in part, the portion thereof not so called for redemption.

Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for Securities in definitive form, a global Security representing all or a portion of the Securities of a series may not be transferred, except as a whole by the Depository for such series to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository.

Notwithstanding the foregoing, except as otherwise specified pursuant to Section 2.1, any global Security shall be exchangeable pursuant to this Section only as provided in this paragraph. If at any time the Depository for the Securities of a series notifies the Corporation that it is unwilling or unable to continue as Depository for the Securities of such series, or if at any time the Depository for the Securities of such series shall cease to be a “clearing agency” registered under the Exchange Act, the Corporation shall appoint a successor Depository with respect to the Securities of such series. If (a) a successor Depository for the Securities of such series is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such ineligibility (thereby automatically making the Corporation’s election pursuant to Section 2.1 no longer effective with respect to the Securities of such series), (b) the beneficial owners of interests in a global Security are entitled to exchange such interests for definitive Securities of such series and of the same tenor and terms, as specified pursuant to Section 2.1, (c) there shall have occurred and be continuing an Event of Default with respect to the Securities of such series, or (d) the Corporation in its sole discretion and subject to the procedures of the Depository determines that the Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities, then without unnecessary delay, but, if appropriate, in any event not later than the earliest date on which such interest may be so exchanged, the Corporation shall deliver to the U.S. Trustee definitive Securities in aggregate principal amount equal to the principal amount of such global Security, executed by the Corporation and authenticated by the U.S. Trustee. On or after the earliest date on which such interests are or may be so exchanged, such global Security shall be surrendered by the Depository to the U.S. Trustee, as the Corporation’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities upon payment by the beneficial owners of such interest, at the option of the Corporation, of a service charge for such exchange and of a proportionate share of the cost of printing such definitive Securities, upon the written order of the Corporation, and the U.S. Trustee shall authenticate and deliver, (a) to each person specified by the Depository in exchange for each portion of such global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of the same tenor and terms as the portion of such global Security to be exchanged, and (b) to such Depository a global Security in a denomination equal to the difference, if any, between the principal amount of the surrendered global security and the aggregate principal amount of definitive Securities delivered to holders thereof; provided, however, that no such exchanges may be required during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending on the relevant redemption date. If a Security is issued in exchange for any portion of a global Security after the close of business at the office or agency where such exchange occurs on (i) any record date and before the opening of business at such office or agency on the relevant interest payment date, or (ii) any record date for the payment of defaulted interest and before the opening of business at such office or agency on the related proposed date for payment of defaulted interest, then interest or default interest, as the case may be, will not be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, in respect of such Security, but will be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, only to the person to whom interest in respect of such portion of such global Security is payable in accordance with the provisions of this Indenture and such global Security.

2.6          Temporary Securities. Pending the preparation of definitive Securities of any series, the Corporation may execute and the U.S. Trustee shall, upon the written order of the Corporation, authenticate and deliver temporary Securities of such series (printed or lithographed) of any denomination and substantially in the form of the definitive Securities of such series, but with or without a recital of specific redemption prices or conversion provisions and with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Corporation. Temporary Securities may contain such reference to any provisions of this Indenture as may be appropriate. Every such temporary Security shall be authenticated by the U.S. Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Securities. Without unreasonable delay the Corporation will execute and deliver to the U.S. Trustee definitive Securities of such series and thereupon any or all temporary Securities of such series may be surrendered in exchange therefor, at the offices or agencies to be maintained by the Corporation as provided in Section 4.3 with respect to the Securities of such series, and the U.S. Trustee shall, upon the written order of the Corporation, authenticate and deliver in exchange for such temporary Securities an equal aggregate principal amount of definitive Securities of such series. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series authenticated and delivered hereunder.

2.7          Mutilated, Destroyed, Lost or Stolen Securities. In case any temporary or definitive Security shall become mutilated or be destroyed, lost or stolen, the Corporation, in the case of any mutilated Security shall, and in the case of any destroyed, lost or stolen Security in its discretion may, execute, and upon its written request the U.S. Trustee shall authenticate and deliver, or cause to be authenticated and delivered, a new Security of the same series of like tenor and terms in exchange and substitution for the mutilated Security, or in lieu of and in substitution for the Security so destroyed, lost or stolen. In case any such Security shall have matured or shall be about to mature or are called for redemption within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption, instead of issuing a substituted Security, the Corporation may pay or authorize payment of the same (without surrender thereof, except in the case of a mutilated Security). In every case the applicant for a substituted Security or for such payment shall furnish to the Corporation and the Trustees such security and/or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Corporation and to the Trustees evidence to their satisfaction of the destruction, loss or theft of such Security and of the ownership thereof. Upon the written order of the Corporation, the U.S. Trustee may authenticate any such substituted Security and deliver the same, or the U.S. Trustee or any Paying Agent of the Corporation may make any such payment, upon the written request or authorization of any officer of the Corporation. Upon the issue of any substituted Security, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses connected therewith (including the fees and expenses of the Trustees).

To the extent permitted by mandatory provisions of law, every substituted Security issued pursuant to the provisions of this Section in substitution for any destroyed, lost or stolen Security shall constitute an additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Security shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of the same series duly issued hereunder.

To the full extent legally enforceable, all Securities shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities and shall preclude any and all other rights or remedies notwithstanding any law or statute now existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

2.8       Cancellation and Disposition of Surrendered Securities. All Securities surrendered for the purpose of payment, redemption, exchange, substitution or registration of transfer, shall, if surrendered to the Corporation or any agent of the Corporation or of the Trustees, be delivered to the U.S. Trustee, and the same, together with Securities surrendered to the Trustees for cancellation, shall be canceled by it, and no Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustees shall dispose of canceled Securities in accordance with its customary procedures and deliver a certificate of cancellation thereof to the Corporation upon request. If the Corporation shall purchase or otherwise acquire any of the Securities, however, such purchase or acquisition shall not operate as a payment, redemption or satisfaction of the indebtedness represented by such Securities unless and until the Corporation, at its option, shall deliver or surrender the same to the U.S. Trustee for cancellation.

2.9          Authenticating Agents. The U.S. Trustee may from time to time appoint one or more Authenticating Agents with respect to one or more series of Securities, which shall be authorized to act on behalf of the U.S. Trustee and subject to its direction in authenticating and delivering Securities of such series pursuant hereto in connection with exchanges, registrations of transfer, redemptions or conversions, as fully to all intents and purposes as though any such Authenticating Agent had been expressly authorized to authenticate and deliver Securities of such series, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as though authenticated by the U.S. Trustee. Wherever reference is made in this Indenture to the authentication or delivery of Securities by the U.S. Trustee or the U.S. Trustee’s certificate of authentication, such reference shall be deemed to include authentication or delivery on behalf of the U.S. Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the U.S. Trustee by an Authenticating Agent. Each Authenticating Agent shall at all times be a corporation (including a banking association) organized and doing business under the laws of the United States or any State or territory thereof or of the District of Columbia, having a combined capital and surplus of at least five million dollars ($5,000,000) authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal, state, territorial, or District of Columbia authorities. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect herein specified in this Section.

Any corporation succeeding to the corporate agency business of an Authenticating Agent shall continue to be an Authenticating Agent, if such successor corporation is otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the U.S. Trustee or the Authenticating Agent or such successor corporation.

Any Authenticating Agent may at any time resign by giving written notice of resignation to the U.S. Trustee and to the Corporation. The U.S. Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Corporation. Upon receiving such a notice of resignation or upon such a termination, or in case at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the U.S. Trustee may appoint a successor Authenticating Agent. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent herein. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

Any Authenticating Agent by the acceptance of its appointment shall be deemed to have agreed with the U.S. Trustee that: it will perform and carry out the duties of an Authenticating Agent as herein set forth, including among other things the duties to authenticate and deliver Securities of any series for which it has been appointed an Authenticating Agent when presented to it in connection with exchanges, registrations of transfer or any redemptions or conversions thereof; it will furnish from time to time as requested by the U.S. Trustee appropriate records of all transactions carried out by it as Authenticating Agent and will furnish the U.S. Trustee such other information and reports as the U.S. Trustee may reasonably require; it is eligible for appointment as Authenticating Agent under this Section and will notify the U.S. Trustee promptly if it shall cease to be so qualified; and it will indemnify the Trustee against any loss, liability or expense incurred by the Trustee and will defend any claim asserted against the Trustee by reason of any acts or failures to act of the Authenticating Agent but it shall have no liability for any action taken by it at the specific written direction of the U.S. Trustee.

2.10        CUSIP and Other Numbers. The Corporation in issuing the Securities may use “CUSIP” numbers, ISIN numbers or other similar identifiers (if then generally in use), and, if so, the Trustees may use such numbers in notices as a convenience to holders of Securities; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Corporation will promptly notify the U.S. Trustee, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein) of any change in CUSIP, ISIN or other numbers assigned to the Securities.

2.11        Interest. Except as otherwise specified as contemplated by Section 2.1 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed in a 30-day month.  For disclosure purposes under the Interest Act (Canada), whenever any interest or fee in respect of the Securities is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, shall be equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation in respect of the Securities. The rates of interest stipulated herein with respect to the Securities are intended to be nominal rates and not effective rates or yields.

ARTICLE III
REDEMPTION OF SECURITIES

3.1          Applicability of Article. Securities of any series which are redeemable prior to Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 2.1 for Securities of any series) in accordance with this Article.

3.2          Delivery of Notice of Redemption. In case the Corporation shall desire to exercise any right to redeem all or, as the case may be, any part of the Securities of any series pursuant to this Indenture, it shall give notice of such redemption to holders of the Securities to be redeemed as hereinafter in this Section provided.

The Corporation covenants that it will pay to the U.S. Trustee or one or more Paying Agents, by 11:00 a.m., New York City time, on the date of such redemption, a sum in cash sufficient to redeem on the redemption date all the Securities so called for redemption at the applicable redemption price, together with any accrued interest on the Securities to be redeemed to but excluding the date fixed for redemption; provided, however, that to the extent any such funds are received by the U.S. Trustee or the Paying Agent from the Corporation after 11:00 am, New York City time, on such due date (such receipt, a “Late Redemption Payment”), such funds will be deemed received by the U.S. Trustee or the Paying Agent, as the case may be, on the next succeeding Business Day, and neither the U.S. Trustee nor the Paying Agent shall be liable for any default by the Corporation in payment of the applicable redemption price if such funds are not paid to Holders on such due date as a result of such Late Redemption Payment.

Notice of redemption shall be given to the holders of Securities to be redeemed as a whole or in part, in the case of global Securities, by sending or causing such notice to be sent in accordance with Applicable Procedures, or in the case of Securities that are not global Securities, by first class mail, postage prepaid or electronic delivery, a notice of such redemption, in each case, not less than 20 days nor more than 60 days prior to the date fixed for redemption to their last addresses as they shall appear upon the Register, but failure to give such notice in the manner herein provided to the holder of any Security designated for redemption as a whole or in part, or any defect therein, shall not affect the validity of the proceedings for the redemption of any other Security.

Notice of any redemption, may, at the Corporation’s discretion, be given subject to one or more conditions precedent, including, without limitation, upon the receipt by the Paying Agent or Agents for the Securities, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such Securities. If any such condition precedent has not been satisfied, the Corporation will provide notice to the U.S. Trustee not less than two Business Days prior to the redemption date that such condition precedent has not been satisfied, the notice of redemption is rescinded and the redemption subject to the satisfaction of such condition precedent shall not occur. The U.S. Trustee shall promptly send a copy of such notice to the Holders of the Securities.

Any notice which is sent in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives the notice.

Each such notice of redemption shall identify the Securities to be redeemed (including CUSIP numbers provided that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities), the paragraph of the Securities and/or Section of this Indenture pursuant to which the Securities called for redemption are being redeemed, any conditions precedent to such redemption described in reasonable detail, and specify the date fixed for redemption and the redemption price at which Securities are to be redeemed (or if the redemption price cannot be calculated prior to the time the notice is required to be given, the manner of calculation thereof), and shall state that payment of the redemption price of the Securities or portions thereof to be redeemed will be made at any of the offices or agencies to be maintained by the Corporation in accordance with the provisions of Section 4.3 with respect to the Securities to be redeemed, upon presentation and surrender of such Securities or portions thereof, and that, if applicable, interest accrued to the date fixed for redemption will be paid as specified in said notice and, unless the Corporation defaults in the payment of such Securities at the applicable redemption price, on and after said date interest thereon will cease to accrue and shall also specify, if applicable, the conversion price and the date on which the right to convert the Securities will expire and that holders must comply with the terms of the Securities in order to convert their Securities. If less than all the Securities of any series are to be redeemed, the notice of redemption to each holder shall specify such holder’s Securities of such series to be redeemed as a whole or in part. In case any Security is to be redeemed in part only, the notice which relates to such Security shall state the portion of the principal amount thereof to be redeemed (which shall be equal to an authorized denomination for Securities of such series), and shall state that on and after the redemption date, upon surrender of such Security, the holder will receive the redemption price in respect to the principal amount thereof called for redemption and, without charge, a new Security or Securities of the same series of authorized denominations for the principal amount thereof remaining unredeemed.

In the case of any redemption at the election of the Corporation, the Corporation shall, at least 20 days prior to the date fixed for redemption (unless a shorter notice shall be satisfactory to the U.S. Trustee or a longer period is required by Depository for such global Security), notify the U.S. Trustee of such redemption date, the basis for such redemption and of the principal amount of Securities of the applicable series to be redeemed. At the Corporation’s request, the U.S. Trustee shall give the notice of redemption in the Corporation’s name and at its expense; provided, however, that the Corporation shall have delivered to the U.S. Trustee, at least 20 days prior to the last date on which notice of redemption may be given under the terms hereof (unless a shorter period shall be satisfactory to the U.S. Trustee or a longer period is required by Depository for such global Security), an Officer’s Certificate requesting that the U.S. Trustee give such notice together with the notice to be given setting forth the information to be stated therein as provided in the preceding paragraph. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or that is subject to compliance with conditions provided in the terms of such Securities, the Corporation shall furnish the U.S. Trustee with an Officer’s Certificate evidencing compliance with such restriction or conditions. If less than all the Securities of such series are to be redeemed, and the Securities are global Securities, they will be selected for redemption in accordance with the Applicable Procedures. If the Securities are not global Securities, thereupon the U.S. Trustee shall select, by lot, or in any manner it shall deem fair and appropriate, the Securities of such series to be redeemed as a whole or in part and shall thereafter promptly notify the Corporation in writing of the particular Securities of such series or portions thereof to be redeemed. If the Securities of any series to be redeemed consist of Securities having different dates on which the principal or any installment of principal is payable or different rates of interest, if any, or different methods by which interest may be determined or have any other different tenor or terms, then the Corporation may, by written notice to the U.S. Trustee, direct that Securities of such series to be redeemed shall be selected from among groups of such Securities having specified tenor or terms and the U.S. Trustee shall thereafter select the particular Securities to be redeemed in the manner set forth in the preceding sentence from among the group of such Securities so specified.

3.3          When Securities Called for Redemption Become Due and Payable. If the giving of notice of redemption shall have been completed as above provided, the Securities or portions of Securities specified in such notice shall become due and payable on the date and at the place or places stated in such notice at the applicable redemption price, together, if applicable, with any interest accrued (including any Additional Interest or other interest) to but excluding the date fixed for redemption and on and after such date fixed for redemption (unless the Corporation shall default in the payment of such Securities at the applicable redemption price, together with any interest accrued to the date fixed for redemption, or unless otherwise specified as contemplated by Section 2.1) any interest on the Securities or portions of Securities so called for redemption shall cease to accrue, and, except as provided in Sections 7.5 and 12.4, such Securities shall cease from and after the date fixed for redemption to be entitled to any benefit or security under this Indenture, and the holders thereof shall have no right in respect of such Securities except the right to receive the redemption price thereof and any unpaid interest accrued to but excluding the date fixed for redemption. On presentation and surrender of such Securities at said place of payment in said notice specified, such Securities or portions thereof shall be paid and redeemed by the Corporation at the applicable redemption price, together with any interest accrued to but excluding the date fixed for redemption; provided, however, that, except as otherwise specified as contemplated by Section 2.1, any regular payment of interest becoming due on the date fixed for redemption shall be payable to the holders of the Securities registered as such on the relevant record date as provided in Article II hereof. Upon surrender of any Security which is redeemed in part only, the Corporation shall execute and upon the written order of the Corporation, the U.S. Trustee shall authenticate and deliver at the expense of the Corporation a new Security of the same series of like tenor and terms of authorized denomination in principal amount equal to the unredeemed portion of the Security so surrendered; except that if a global Security is so surrendered, the Corporation shall execute, and upon the written order of the Corporation, the U.S. Trustee shall authenticate and deliver to the Depository for such global Security, without service charge, a global Security in a denomination equal to and in exchange for the unredeemed portion of the principal of the global Security so surrendered.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the date fixed for redemption at the rate borne by or prescribed therefor in the Security, or, in the case of a Security which does not bear interest, at the rate of interest set forth therefor in the Security to the extent permitted by law.

3.4          Exclusion of Certain Securities from Eligibility for Selection for Redemption. Securities shall be excluded from eligibility for selection for redemption if they are identified by registration and certificate number in an Officer’s Certificate delivered to the U.S. Trustee at least 10 days prior to the last date on which notice of redemption may be given under the terms hereof as being owned of record and beneficially by, and not pledged or hypothecated by either (a) the Corporation or (b) an entity specifically identified in such Officer’s Certificate as an affiliate of the Corporation.

ARTICLE IV
PARTICULAR COVENANTS OF THE CORPORATION

The Corporation covenants as follows:

4.1          Payment of Principal of and Interest on Securities. The Corporation will duly and punctually pay or cause to be paid the principal of and interest (including any Additional Interest due thereon), if any, on each of the Securities at the time and places and in the manner provided herein and in the Securities. Except as otherwise specified as contemplated by Section 2.1, if the Securities of any series bear interest, each installment of interest on the Securities of such series may at the option of the Corporation be paid (i) by mailing a check or checks for such interest payable to the Person entitled thereto pursuant to Section 2.3 to the address of such person as it appears on the Register of Securities of such series or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the Register of Securities, provided that proper transfer instructions have been received by the record date.

Additional Interest will be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Securities. If Additional Interest is payable on the Securities, the Corporation shall provide an Officer’s Certificate to the U.S. Trustee on or before the record date for each Interest Payment Date such Additional Interest is payable setting forth the accrual period and the amount of such Additional Interest in reasonable detail. The U.S. Trustee may provide a copy of such Officer’s Certificate or other notice received from the Corporation relating to Additional Interest to any Holder upon request. Unless and until a Responsible Officer of the U.S. Trustee receives at the Corporate Trust Office such a certificate, the U.S. Trustee may assume without inquiry that no such Additional Interest is payable. If the Corporation has paid Additional Interest directly to the Persons entitled to it, the Corporation shall deliver to the U.S. Trustee an Officer’s Certificate setting forth the particulars of such payment.

4.2          Payment of Taxes. Except as otherwise specified as contemplated by Section 2.1 for Securities of any series, payments made by or on account of any obligation of the Corporation under or with respect to the Securities shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority (hereinafter “Taxes”), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Securities, the Corporation shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each holder of the Securities (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Securities would have received if such Canadian Taxes had not been withheld or deducted; provided however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Securities in respect of a holder or beneficial owner:

(a)          with which the Corporation does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment;

(b)          in respect of a debt or other obligation to pay an amount to a person with whom the Corporation is not dealing at arm’s length (for purposes of the Tax Act);

(c)          which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder or beneficial owner of the Securities if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes;

(d)          where all or any portion of the amount paid to such holder of the Securities relates to an amount that is or was deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act;

(e)          which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Securities or the receipt of payments thereunder;

(f)          in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Securities;

(g)          in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes;

(h)          if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for;

(i)          in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent;

(j)          for any Taxes imposed pursuant to Sections 1471 through 1474 of the Code (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA; and

(k)          in respect of any combination of applicable Taxes referred to in the preceding clauses (a) through (j).

Notwithstanding any other provision hereof, Additional Amounts shall not be paid for any applicable Taxes if the holder of the Securities is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the holder thereof.

Notwithstanding any other provision hereof, the Corporation, if the Corporation is an applicable withholding agent, or is otherwise required to withhold amounts under applicable law, will (A) make such withholding or deduction required by applicable law and (B) remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

Except as otherwise specified as contemplated by Section 2.1 for Securities of any series, the Corporation will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Securities, the indenture, or any other document or instrument required in relation thereof, and the Corporation agrees to indemnify the holders of Securities for any such Taxes paid by such holders.

The preceding provisions of this Section 4.2 will survive any termination, defeasance or discharge of this Indenture.

4.3          Maintenance of Offices or Agencies for Registration of Transfer, Exchange and Payment of Securities. So long as any of the Securities shall remain outstanding, the Corporation will maintain an office or agency in the continental United States where the Securities may be presented for registration, conversion, exchange and registration of transfer as in this Indenture provided, and where notices and demands to or upon the Corporation in respect of the Securities or of this Indenture may be served, and where the Securities may be presented for payment. In case the Corporation shall designate and maintain some office or agency other than the previously designated office or agency, it shall give the U.S. Trustee prompt written notice thereof. In case the Corporation shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof to the U.S. Trustee, presentations and demands may be made and notices may be served at the Corporate Trust Office of the U.S. Trustee.

In addition to such office or agency, the Corporation may from time to time constitute and appoint one or more other offices or agencies for such purposes with respect to Securities of any series, and one or more paying agents for the payment of Securities of any series, in such cities or in one or more other cities, and may from time to time rescind such appointments, as the Corporation may deem desirable or expedient, and as to which the Corporation has notified the U.S. Trustee.

4.4          Appointment to Fill a Vacancy in the Office of Trustee. The Corporation, whenever necessary to avoid or fill a vacancy in the office of either Trustee, will appoint, in the manner provided in Section 7.10, a Trustee, so that there shall at all times be a U.S. Trustee and a Canadian Trustee (unless no longer required by the Canadian Trust Indenture Legislation) with respect to each series of Securities hereunder.

4.5          Duties of Paying Agent.

(a)           If the Corporation shall appoint a Paying Agent other than the U.S. Trustee with respect to Securities of any series, it will cause such Paying Agent to execute and deliver to the U.S. Trustee an instrument in which such Paying Agent shall agree with the U.S. Trustee, subject to the provisions of this Section and Section 12.3,

(i)          that it will hold all sums held by it as such agent for the payment of the principal of or interest, if any, on the Securities of such series (whether such sums have been paid to it by the Corporation or by any other obligor on the Securities of such series) in trust for the benefit of the holders of the Securities of such series entitled to such principal or interest and will notify the U.S. Trustee of the receipt of sums to be so held,

(ii)         that it will give the U.S. Trustee notice of any failure by the Corporation (or by any other obligor on the Securities of such series) to make any payment of the principal of or interest on the Securities of such series when the same shall be due and payable, and

(iii)        that it will at any time during the continuance of any Event of Default, upon the written request of the U.S. Trustee, deliver to the U.S. Trustee all sums so held in trust by it.

(b)          Whenever the Corporation shall have one or more Paying Agents with respect to the Securities of any series, it will, on or prior to each due date of the principal of or any interest on a Security of such series, deposit with a Paying Agent of such series a sum sufficient to pay the principal or interest so becoming due, such sum to be held in trust for the benefit of the holders of Securities of such series entitled to such principal or interest, and (unless such Paying Agent is the U.S. Trustee) the Corporation will promptly notify the U.S. Trustee of its action or failure so to act.

(c)          If the Corporation shall act as its own Paying Agent with respect to the Securities of any series, it will, on or before each due date of the principal of or any interest on a Security of such series, set aside, segregate and hold in trust for the benefit of the holder of such Security, a sum sufficient to pay such principal or interest so becoming due and will notify the U.S. Trustee of such action, or any failure by it or any other obligor on the Securities of such series to take such action and will at any time during the continuance of any Event of Default, upon the written request of the U.S. Trustee, deliver to the U.S. Trustee all sums so held in trust by it.

(d)          Anything in this Section to the contrary notwithstanding, the Corporation may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture with respect to one or more or all series of Securities hereunder, or for any other reason, pay or cause to be paid to the U.S. Trustee all sums held in trust for such series by it, or any Paying Agent hereunder, as required by this Section, such sums are to be held by the U.S. Trustee upon the trust herein contained.

(e)          Anything in this Section to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section is subject to the provisions of Sections 12.2, 12.3 and 12.4.

4.6          Further Assurances. From time to time whenever reasonably demanded by the U.S. Trustee, the Corporation will make, execute and deliver or cause to be made, executed and delivered any and all such further and other instruments and assurances and take all such further action as may be reasonably necessary or proper to carry out the intention of or to facilitate the performance of the terms of this Indenture or to secure the rights and remedies hereunder of the holders of the Securities of any series.

4.7          Officer’s Certificate as to Defaults; Notices of Certain Defaults. The Corporation will, so long as any of the Securities are outstanding, deliver to the U.S. Trustee no later than 120 days after the end of each calendar year, a certificate that need not comply with Section 15.4 signed by the Corporation’s principal executive officer, principal financial officer or principal accounting officer stating that a review has been made under his or her supervision of the activities of the Corporation during such year and of the performance under this Indenture and, to his or her knowledge, the Corporation has complied with all conditions and covenants under this Indenture throughout such calendar year, or if there has been a default in the fulfillment of any such obligation, specifying each such default known and the nature and status thereof. For purposes of this Section, such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture. In addition, the Corporation shall give the notice to the U.S. Trustee as and when required by the fourth paragraph of Section 14.1.

4.8          Waiver of Covenants. The Corporation may omit in any particular instance to comply with any covenant or condition specifically contained in this Indenture for the benefit of one or more series of Securities, if before the time for such compliance the holders of more than 50% principal amount of the Securities of all series affected (all series voting as one class) at the time outstanding (determined as provided in Section 8.4) shall waive such compliance in such instance, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

4.9          Foreign Issuer Status. The Corporation covenants that, in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission, the Issuer shall promptly deliver to the U.S. Trustee an Officers’ Certificate (in a form provided by the U.S. Trustee) certifying such “reporting issuer” status and other information as the U.S. Trustee may require at such given time.

ARTICLE V
SECURITYHOLDERS’ LISTS AND REPORTS BY THE CORPORATION
AND THE TRUSTEE

5.1          Corporation to Furnish Trustee Information as to the Names and Addresses of Securityholders. The Corporation covenants and agrees that it will furnish or cause to be furnished to the U.S. Trustee, semiannually not more than 15 days after each record date for payment of interest, and at such other times as the U.S. Trustee may request in writing within 30 days after receipt by the Corporation of any such request, a list in such form as the U.S. Trustee may reasonably require containing all information in the possession or control of the Corporation, or any Paying Agent or any registrar of the Securities of each series, other than the U.S. Trustee, as to the names and addresses of the holders of Securities of such series obtained (in the case of each list other than the first list) since the date as of which the next previous list was furnished; provided, however, that if the U.S. Trustee shall be the registrar of the Securities of such series, no such list need be furnished; and provided further that the Corporation shall not be obligated to provide such a list of Securityholders at any time the list of Securityholders does not differ from the most recent list of Securityholders given to the U.S. Trustee by the Corporation. Any such list may be dated as of a date not more than fifteen days prior to the time such information is furnished or caused to be furnished, and need not include information received after such date.

5.2          Trustee to Preserve Information as to the Names and Addresses of Securityholders Received by It.

The U.S. Trustee shall comply with the obligations imposed upon it pursuant to Section 312 of the Trust Indenture Act.

Each and every holder of Securities, by receiving and holding the same, agrees with the Corporation and the U.S. Trustee that neither the Corporation nor the U.S. Trustee nor any Paying Agent nor any registrar shall be held accountable by reason of the disclosure of any information as to the names and addresses of the holders of Securities in accordance with Section 312(b) of the Trust Indenture Act, regardless of the source from which such information was derived, and that the U.S. Trustee shall not be held accountable by reason of delivering any material pursuant to a request made under Section 312(b) of the Trust Indenture Act.

5.3          Annual and Other Reports to be Filed by Corporation with Trustee.

(a)          The Corporation covenants and agrees to file with the U.S. Trustee within fifteen days after the Corporation is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Corporation may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act.

(b)          The Corporation covenants and agrees to file with the U.S. Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents, and reports with respect to compliance by the Corporation with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations.

(c)          The Corporation covenants and agrees to transmit to the holders of Securities within 30 days after the filing thereof with the U.S. Trustee, in the manner and to the extent provided in subsection (c) of Section 5.4 with respect to reports pursuant to subsection (a) of said Section 5.4, such summaries of any information, documents and reports required to be filed by the Corporation pursuant to subsections (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

(d)          Delivery of such reports, information and documents to the U.S. Trustee is for informational purposes only and the U.S. Trustee’s receipt of such shall not constitute actual or constructive notice or knowledge of any information contained therein or determinable from information contained therein, including the Corporation’s compliance with any of its covenants hereunder (as to which the U.S. Trustee is entitled to rely exclusively on Officer’s Certificates and certificates delivered pursuant to Section 4.7).

(e)          The Corporation shall be deemed to have complied with Sections 5.3(a), (b) and (c) to the extent that such information, documents and reports are filed with the Commission via EDGAR (or any successor electronic delivery procedure).

5.4          Trustee to Transmit Annual Report to Securityholders.

(a)          On or before December 31, 2021, and on or before July 15 in every year thereafter, if and so long as any Securities are outstanding hereunder, the U.S. Trustee shall transmit to the Securityholders as hereinafter in this Section provided, a brief report dated as of a date convenient to the U.S. Trustee no more than 60 nor less than 45 days prior thereto with respect to any of the following events which may have occurred within the previous twelve (12) months (but if no such event has occurred within such period no report need be transmitted):

(i)          Any change to its eligibility under Section 7.9, and its qualifications under Section 7.8;

(ii)         The creation of or any material change to a relationship which would create a conflicting interest within the meaning of any Trust Indenture Legislation;

(iii)        The character and amount of any advances (and if the U.S. Trustee elects so to state, the circumstances surrounding the making thereof) made by the U.S. Trustee (as such) which remain unpaid on the date of such report, and for the reimbursement of which it claims or may claim a lien or charge prior to that of the Securities of any series on any property or funds held or collected by it as U.S. Trustee, except that the U.S. Trustee shall not be required (but may elect) to report such advances if such advances so remaining unpaid aggregate not more than one-half of one percent of the principal amount of the Securities of all series outstanding as of the date of such report;

(iv)        Any change to the amount, interest rate, and maturity date of all other indebtedness owing by the Corporation (or by any other obligor on the Securities) to the U.S. Trustee in its individual capacity, on the date of such report, with a brief description of any property held as collateral security therefor, except indebtedness based upon a creditor relationship arising in any manner described in paragraph (2), (3), (4), or (6) of subsection (b) of Section 311 of the Trust Indenture Act;

(v)         Any change to the property and funds, if any, physically in the possession of the U.S. Trustee (as such) on the date of such report;

(vi)        Any additional issue of Securities which the U.S. Trustee has not previously reported to Securityholders; and

(vii)       Any action taken by the U.S. Trustee in the performance of its duties under this Indenture which it has not previously reported to Securityholders and which in its opinion materially affects the Securities of any series, except action in respect of a default, notice of which has been or is to be withheld by it in accordance with the provisions of Section 6.7.

(b)          The U.S. Trustee shall transmit to the Securityholders, as hereinafter provided, a brief report with respect to the character and amount of any advances (and if the U.S. Trustee elects so to state, the circumstances surrounding the making thereof) made by the U.S. Trustee (as such) since the date of the last report transmitted pursuant to the provisions of subsection (a) of this Section (or if such report has not yet been so transmitted, since the date of execution of this Indenture), for the reimbursement of which it claims or may claim a lien or charge prior to that of the Securities of any series on property or funds held or collected by it as U.S. Trustee, and which it has not previously reported pursuant to this subsection, except that the U.S. Trustee shall not be required (but may elect) to report such advances if such advances so remaining unpaid aggregate not more than 10 percent of the principal amount of Securities of all series outstanding as of the date of such report, such report to be transmitted within 90 days after such time.

(c)          Reports pursuant to this Section shall be delivered to all holders of Securities of any series, as the names and addresses of such holders shall appear upon the Register of the Securities of such series.

(d)          A copy of each such report shall, at the time of such transmission to Securityholders, be filed by the U.S. Trustee with each stock exchange upon which the Securities of any series are listed and also with the Commission. The Corporation will promptly notify the U.S. Trustee when and as the Securities of any series become listed on any stock exchange.

ARTICLE VI
REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS ON
EVENT OF DEFAULT

6.1          Events of Default Defined. The term “Event of Default” whenever used herein with respect to Securities of any series shall mean any one of the following events:

(a)          default in the payment of any installment of interest upon any of the Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)          default in the payment of all or any part of the principal of any of the Securities of such series as and when the same shall become due and payable whether upon Stated Maturity, upon any redemption, by declaration or otherwise; or

(c)          failure on the part of the Corporation duly to observe or perform any covenants or agreements (other than covenants to pay interest, principal and premium, which are subject to subsections (a) and (b) above of this Section) on the part of the Corporation in the Securities or in this Indenture (including any supplemental indenture or pursuant to any Officer’s Certificate as contemplated by Section 2.1) which are for the benefit of the Securities of such series, for a period of 90 days after there has been given, by registered or certified mail, electronic delivery or overnight air courier guaranteeing next day delivery, to the Corporation by the U.S. Trustee, or to the Corporation and the U.S. Trustee by the holders of not less than 25% in principal amount of the Securities of such series at the time outstanding under this Indenture a written notice specifying such failure and stating that such notice is a “Notice of Default” hereunder, unless the U.S. Trustee, or the U.S. Trustee and the holders of a principal amount of Securities of such series not less than the principal amount of Securities the holders of which gave such notice, as the case may be, shall agree in writing to an extension of such period prior to its expiration; provided, however, that it shall not constitute an Event of Default if corrective action is initiated by the Company within such period and is being diligently pursued; or

(d)          the commencement by the Corporation of a voluntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other applicable United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief thereunder, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of the Corporation’s property, or the making by the Corporation of an assignment for the benefit of creditors, or the admission by the Corporation in writing of the Corporation’s inability to pay the Corporation’s debts generally as they become due, or the authorization of any such action by the Board of Directors of the Corporation; or

(e)          the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other applicable United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Corporation a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other applicable United States or Canadian federal, state or provincial law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of the Corporation’s property, or ordering the winding-up or liquidation of the Corporation’s affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days.

If an Event of Default (other than an Event of Default under clause 6.1(d) or 6.1(e)) shall have occurred and be continuing, unless the principal of all the Securities shall have already become due and payable, either the U.S. Trustee or the holders of not less than 25% in principal amount of all the then outstanding Securities of the series as to which such Event of Default under clause 6.1(a), 6.1(b) or 6.1(c) has occurred (each such series voting as a separate class in the case of an Event of Default under clause 6.1(a), 6.1(b) or 6.1(c)), by notice in writing to the Corporation (and to the U.S. Trustee if given by Securityholders) may declare the principal amount (or if Securities of any series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) of all the Securities of such series in the case of an Event of Default under clause 6.1(a), 6.1(b) or 6.1(c), in each case together with any accrued interest, to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable.

If an Event of Default under clause 6.1(d) or 6.1(e) shall have occurred, the principal amount (or if Securities of any series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) of all the Securities of such series, in each case together with any accrued interest, to be due and payable immediately without any declaration or other act on the part of the U.S. Trustee or any holder of the Securities of such series.

The holders of a majority in principal amount of the outstanding Securities of any series may waive a default or Event of Default, other than a default in the payment of principal of, or interest on, the Securities of such series (including the redemption price or purchase price of the Securities of such series, if applicable), or a default or Event of Default with respect to a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Security of such series.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal amount (or specified portion thereof) of the Securities of any one or more series (or of all the Securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of moneys due shall have been obtained or entered as hereinafter provided, the Corporation shall pay or shall deposit with the U.S. Trustee a sum sufficient to pay all matured installments of interest upon all the Securities of such series (or upon all the Securities, as the case may be) and the principal of any and all Securities of such series (or of any and all the Securities, as the case may be) which shall have become due otherwise than by declaration (with interest on overdue installments of interest to the extent permitted by law and on such principal at the rate or rates of interest borne by, or prescribed therefor in, the Securities of each such series to the date of such payment or deposit) and the amounts payable to the U.S. Trustee under Section 7.6, and any and all defaults under the Indenture with respect to Securities of such series (or all Securities, as the case may be), other than the nonpayment of principal of and any accrued interest on Securities of such series (or any Securities, as the case may be) which shall have become due by declaration, shall have been cured, remedied or waived as provided in Section 6.6, then and in every such case the holders of more than 50% in principal amount of the Securities of such series (or of all the Securities, as the case may be) then outstanding and as to which such Event of Default has occurred (such series or all series voting as one class, if more than one series are so entitled) by written notice to the Corporation and to the U.S. Trustee, may rescind and annul such declaration and its consequences.

In case the Trustees, any holder of Securities shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustees, such holder of Securities then and in every such case the Corporation, the Trustees, the holders of the Securities of such series (or of all the Securities, as the case may be) shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Corporation and the Trustees, the holders of the Securities of such series (or of all the Securities, as the case may be) shall continue as though no such proceedings had been taken.

6.2          Covenant of Corporation to Pay to Trustee Whole Amount Due on Securities on Default in Payment of Interest or Principal. The Corporation covenants that (1) in case default shall be made in the payment of any installment of interest on any of the Securities of any series as and when the same shall become due and payable, and such default shall have continued for a period of 30 days, or (2) in case default shall be made in the payment of all or any part of the principal of any of the Securities of any series as and when the same shall become due and payable, whether upon Stated Maturity, upon any redemption, by declaration of acceleration or otherwise, then, upon demand of the U.S. Trustee, the Corporation will pay to the U.S. Trustee, for the benefit of the holders of the Securities of such series, the whole amount that then shall have become due and payable on all such Securities of such series for principal or interest, or both, as the case may be, with interest upon the overdue principal and installments of interest (to the extent permitted by law) at the rate or rates of interest borne by or prescribed therefor in the Securities of such series; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustees, their agents and counsel, and any expenses or disbursements reasonably incurred, and all reasonable advances made hereunder by the Trustees, their agents, attorneys and counsel, except as a result of its gross negligence or willful misconduct.

In case the Corporation shall fail forthwith to pay such amounts upon such demand, the U.S. Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Corporation or any other obligor upon such Securities, and collect in the manner provided by law out of the property of the Corporation or any other obligor upon such Securities wherever situated the moneys adjudged or decreed to be payable.

The U.S. Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Securities of any series, or in any one or more of such capacities (irrespective of whether the principal of the Securities of such series shall then be due and payable, whether upon Stated Maturity, upon any redemption, by declaration of acceleration or otherwise, and irrespective of whether the U.S. Trustee shall have made any demand pursuant to the provisions of this Section) to file and prove a claim or claims for the whole amount of principal (or, if the Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and interest owing and unpaid in respect of the Securities of such series and to file such other documents as may be necessary or advisable in order to have the claims of the U.S. Trustee (including any claim for reasonable compensation of the Trustees, their agents and counsel, and for reimbursement of all expenses and disbursements reasonably incurred, and all reasonable advances made hereunder by the U.S. Trustees, their agents and counsel, except as a result of its gross negligence or willful misconduct) and of the holders of the Securities of such series allowed in any equity receivership, insolvency, bankruptcy, liquidation, arrangement, readjustment, reorganization or any other judicial proceedings relative to the Corporation or any other obligor on the Securities of such series or their creditors, or their property. The Trustees are hereby irrevocably appointed (and the successive respective holders of the Securities of each series by taking and holding the same shall be conclusively deemed to have so appointed the Trustees) the true and lawful attorney-in-fact of the respective holders of the Securities of such series, with authority to make and file in the respective names of the holders of the Securities of such series, or on behalf of the holders of the Securities of such series as a class, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceeding and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Securities of such series, as may be necessary or advisable in the opinion of the U.S. Trustee in order to have the respective claims of the U.S. Trustee and of the holders of the Securities of such series allowed in any such proceeding, and to receive payment of or on account of such claims and to distribute the same, and any receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each holder to make such payments to the U.S. Trustee and, in the event that the U.S. Trustee shall consent to the making of such payments directly to the holders, to pay to the U.S. Trustee any amount due to it under Section 7.6; and to the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustees, their agents and counsel, and any other amounts due the U.S. Trustee under Section 7.6 hereof out of the estate in any such proceeding, shall be unpaid for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise; provided, however, that nothing herein shall be deemed to authorize the U.S. Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of such series or the rights of any holder thereof, or to authorize the U.S. Trustee to vote in respect of the claim of any holder of Securities of such series in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Securities of any series, may be enforced by the Trustee without the possession of any of the Securities of such series, or the production thereof in any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustees, shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of such Trustee, its agents and counsel, for the ratable benefit of the holders of the Securities of such series.

6.3          Application of Moneys Collected by Trustee. Any moneys or properties collected by the U.S. Trustee pursuant to this Article VI, and after an Event of Default any money or other property distributable in respect of the Corporation’s obligations under this Indenture, shall be applied in the order following, at the date or dates fixed by the U.S. Trustee for the distribution of such moneys, upon presentation of the several Securities in respect of which moneys have been collected, and stamping thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

First: To the payment of reasonable costs and expenses of collection, and of all amounts payable to the Trustees in each of its capacities hereunder or in connection with the Securities (including any predecessor Trustee) under Section 7.6;

Second: In case the principal of the outstanding Securities in respect of which moneys have been collected shall not have become due and be unpaid, to the payment of any unpaid interest on such Securities, in the order of the maturity of the installments of such interest, with interest upon the overdue installments of interest (so far as permitted by law and to the extent that such interest has been collected by a Trustee) at the rate or rates of interest borne by, or prescribed therefor in, such Securities, such payments to be made ratably to the persons entitled thereto, without discrimination or preference;

Third: In case the principal of the outstanding Securities in respect of which such moneys have been collected shall have become due and be unpaid, whether upon Stated Maturity, upon any redemption, by declaration of acceleration or otherwise, to the payment of the whole amount then owing and unpaid upon such Securities for principal and interest, if any, with interest on the overdue principal and any installments of interest (so far as permitted by law and to the extent that such interest has been collected by a Trustee) at the rate or rates of interest borne by, or prescribed therefor in, such Securities; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon such Securities, then to the payment of such principal and interest, without preference or priority of principal over interest, or of interest over principal, or of any installment of interest over any other installment of interest, or of any Security over any other Security, ratably to the aggregate of such unpaid principal and interest; and

Fourth: To the payment of the remainder, if any, to the Corporation, its successors or assigns, or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

The U.S. Trustee may fix a record date and payment date for any payment or distribution to holders of Securities pursuant to this Section.

6.4          Limitation on Suits by Holders of Securities. No holder of any Security of any series shall have any right by virtue or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless such holder previously shall have given to the U.S. Trustee written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless also the holders of more than 25% in principal amount of all the Securities of such series at the time outstanding (considered as one class) shall have made written request upon the U.S. Trustee to institute such action, suit or proceeding in its own name as U.S. Trustee hereunder and shall have offered to the U.S. Trustee security and/or indemnity satisfactory to it as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the U.S. Trustee, for 60 days after its receipt of such notice, request and offer of indemnity and/or security, shall have declined to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the U.S. Trustee pursuant to Section 6.6; it being understood and intended, and being expressly covenanted by the taker and holder of every Security with every other taker and holder and the U.S. Trustee, that no one or more holders of Securities shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other of such Securities, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Securities. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the U.S. Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provisions in this Indenture, the right of any holder of any Security to receive payment of the principal of and interest on such Security, on or after the respective due dates expressed in such Security (or, in the case of redemption on or after the date fixed for redemption), or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

6.5          On Default Trustee May Take Appropriate Action. In case of an Event of Default hereunder the U.S. Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the U.S. Trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the U.S. Trustee by this Indenture or by law. Except as provided in the last paragraph of Section 2.7, all powers and remedies given by this Article to the U.S. Trustee or to the Securityholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the U.S. Trustee or the holders of the Securities, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the U.S. Trustee, of any holder of any of the Securities to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 8.4, every power and remedy given by this Article or by law to the U.S. Trustee, to the Securityholders may be exercised from time to time, and as often as shall be deemed expedient, by the U.S. Trustee, by the Securityholders, as the case may be.

No delay or omission of the U.S. Trustee or of any holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article VI or by law to the U.S. Trustee or to the holders may be exercised from time to time, and as often as may be deemed expedient, by the U.S. Trustee or by the holders, as the case may be.

6.6          Rights of Holders of Majority in Principal Amount of Securities to Direct Trustee and to Waive Default. The holders of more than 50% in principal amount of the Securities of any one or more series or of all the Securities, as the case may be (voting as one class), at the time outstanding (determined as provided in Section 8.4) shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the U.S. Trustee, or exercising any trust or power conferred on the U.S. Trustee under this Indenture with respect to such one or more series; provided, however, that subject to Section 7.1, the U.S. Trustee shall have the right to decline to follow any such direction if the U.S. Trustee being advised by counsel determines that the action so directed may not lawfully be taken, or if the U.S. Trustee in good faith shall, by a Responsible Officer or Officers of the U.S. Trustee, determine that the proceedings so directed would be illegal or would conflict with this Indenture, or involve it in personal liability or be unduly prejudicial to the rights of Securityholders of such one or more series not parties to such direction (it being understood that the U.S. Trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such Holders), and provided further that nothing in this Indenture shall impair the right of the U.S. Trustee to take any action deemed proper by the U.S. Trustee and which is not inconsistent with such direction by such Securityholders of such one or more series. The holders of more than 50% in principal amount of the Securities of each series as to which a default or an Event of Default hereunder has occurred (each series voting as a separate class) at the time outstanding (determined as provided in Section 8.4), may waive any past default or Event of Default hereunder with respect to such series and its consequences, except a default in the payment of the principal of or interest on any of such Securities or in respect of a covenant or provision hereof which under Article X cannot be modified or amended without the consent of the holder of each Security so affected. Upon any such waiver, such default shall cease to exist and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon. Any such waiver shall be deemed to be on behalf of the holders of all the Securities of such series.

6.7          Trustee to Give Notice of Defaults Known to It, but May Withhold in Certain Circumstances. The U.S. Trustee shall, within 90 days after the occurrence of any default or Event of Default of which a Responsible Officer has received written notice (except with respect to a default in the payment of principal or interest on any Securities, whereby the U.S. Trustee gives notice upon its actual knowledge of such default) hereunder with respect to the Securities of any series, give to the holders of the Securities of such series in the manner and to the extent provided in subsection (c) of Section 5.4 with respect to reports pursuant to subsection (a) of said Section 5.4, notice of such default of which a Responsible Officer of the U.S. Trustee has received written notice, unless such default shall have been cured, remedied or waived before the giving of such notice (the term “default” for the purposes of this Section being hereby defined means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series); provided, however, that, except in the case of a default in the payment of the principal of or interest on any Security of such series or in the payment of any sinking fund installment with respect to any Security of such series, the U.S. Trustee shall be protected in withholding such notice if and so long as a committee of directors or Responsible Officers of the U.S. Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such series; and provided, further, that, in the case of any default of the character specified in Section 6.1(c), no such notice to Holders shall be given until at least 90 days after the occurrence thereof.

6.8          Requirement of an Undertaking to Pay Costs in Certain Suits Under the Indenture or Against the Trustee. All parties to this Indenture agree, and each holder of any Security by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against either Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by a Trustee, to any suit instituted by any holder of Securities of any series, or group of such Securityholders, holding in the aggregate more than 10 percent in principal amount of all the Securities (all series considered as one class) outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of or interest on any Security, on or after the due date expressed in such Security (or in the case of any redemption, on or after the date fixed for redemption).

ARTICLE VII
CONCERNING THE TRUSTEE

7.1          Upon Event of Default Occurring and Continuing, Trustee Shall Exercise Powers Vested in It, and Use Same Degree of Care and Skill in Their Exercise, as a Prudent Man Would Use. The U.S. Trustee, prior to the occurrence of an Event of Default and after the curing, remedying or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured, remedied or waived) of which a Responsible Officer of the U.S. Trustee has actual notice, the U.S. Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

No provision of this Indenture shall be construed to relieve the Trustees from liability for their own gross negligent action, own grossly negligent failure to act, or their own willful misconduct; provided, however, that

(a)           Prior to the occurrence of an Event of Default and after the curing, remedying or waiving of all Events of Default which may have occurred:

(i)          the duties and obligations of the Trustees shall be determined solely by the express provisions of this Indenture and the Trustees shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustees; and

(ii)         in the absence of bad faith on the part of a Trustee, such Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, such Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

(b)          A Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that such Trustee was grossly negligent in ascertaining the pertinent facts upon which such judgment was made;

(c)          The Trustees shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of Securities pursuant to Section 6.6 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred upon the Trustees, under this Indenture;

(d)          Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustees shall be subject to the provisions of this Section 7.1; and

(e)          None of the provisions contained in this Indenture shall require a Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity and/or security against such risk or liability is not assured to it. The Trustees shall not be required to give any bond or surety in respect of the performance of their powers or duties hereunder.

7.2          Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 7.1:

(a)          The Trustees may rely and shall be fully protected in acting or refraining from acting in good faith upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, appraisal, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties;

(b)          Any request, direction, order or demand of the Corporation mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Resolution of the Corporation may be evidenced to the Trustees by a copy thereof certified by the Corporate Secretary or an Assistant Corporate Secretary of the Corporation;

(c)          The Trustees may consult with counsel of their selection and the advice of such counsel or any Opinion of Counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d)          The Trustees shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Securityholders pursuant to this Indenture, unless such Securityholders shall have offered to the Trustees security and/or indemnity satisfactory to them against the costs, expenses (including attorneys’ fees and expenses) and liabilities that might be incurred by it in complying with such request or direction;

(e)          The Trustees shall not be liable for any action taken or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(f)           The Trustees shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, approval, bond, debenture, note, other evidence of indebtedness or other paper or document, or inquire as to the performance by the Corporation or the Guarantors of any of their covenants in this Indenture, unless requested in writing to do so by the holders of Securities pursuant to Section 6.6, but the Trustees may make such further inquiry or investigation into such facts or matters as it may see fit; provided, however, that if the payment within a reasonable time to the Trustees of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the applicable Trustee, not reasonably assured to such Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require adequate indemnity and/or security against such costs, expenses or liabilities as a condition to so proceeding; and provided further, that nothing in this subsection (f) shall require a Trustee to give the Securityholders any notice other than that required by Section 6.7. The reasonable expense of every such examination shall be paid by the Corporation or, if paid by a Trustee, shall be repaid by the Corporation upon demand;

(g)          The Trustees may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustees shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h)          The Trustees shall be under no responsibility for the approval by it in good faith of any expert for any of the purposes expressed in this Indenture;

(i)           The Trustees shall not be deemed to have notice of any default or Event of Default unless written notice of any event which is in fact such a default is received by the received by a Responsible Officer of the U.S. Trustee at its Corporate Trust Office, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein) from the Corporation or Securityholders of 25% of the aggregate principal amount of the Securities, and such notice references the Corporation, the Securities and this Indenture;

(j)           The rights, privileges, protections, immunities and benefits given to the Trustees, including without limitation their right to be compensated, reimbursed, and indemnified, are extended to, and shall be enforceable by, the Trustees in each of their capacities hereunder and in connection with the Securities, whether as Agent or otherwise, and to each agent, custodian and other Person employed to act hereunder;

(k)          In no event shall the Trustees be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics or pandemics, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services or other unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility; it being understood that the Trustees shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances;

(l)           The Trustees may request that the Corporation deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to furnish the Trustees with Officer’s Certificates, Corporation orders or requests and any other matters or directions pursuant to this Indenture;

(m)         In no event shall the Trustees be responsible or liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit), irrespective of whether the Trustees have been advised of the likelihood of such loss or damage and regardless of the form of action; and

(n)          The permissive rights or powers of the Trustees to do things enumerated in this Indenture shall not be construed as a duty of the Trustees.

(o)          The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (for the purposes of this Section, “Instructions”) given pursuant to the Indenture and delivered using Electronic Means; provided, however, that the Corporation shall provide to the Trustee an incumbency certificate listing authorized representatives and containing specimen signatures of such authorized representatives, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing.  If the Corporation elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling.  The Corporation understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an authorized representative listed on the incumbency certificate provided to the Trustee have been sent by such authorized representative.  The Corporation shall be responsible for ensuring that only authorized representatives transmit such Instructions to the Trustee and that the Corporation and all authorized representative are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction.  The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

7.3          Trustee Not Liable for Recitals in Indenture or in Securities. The recitals contained herein and in the Securities (other than the certificate of authentication on the Securities) shall be taken as the statements of the Corporation, and the Trustees do not assume any responsibility for their correctness. The Trustees make no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustees shall not be accountable for the use or application by the Corporation of the proceeds of the Securities of any series or for funds received and disbursed in accordance with this Indenture. The Trustees shall have no responsibility or liability with respect to any information, statement or recital in any offering memorandum, prospectus, prospectus supplement or other disclosure material prepared or distributed with respect to the issuance of any series of the Securities.

7.4          May Hold Securities. The Trustees or any agent of the Trustees, in their individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 7.8, may transact business with the Corporation with the same rights it would have if it were not a Trustee or such agent.

7.5          Moneys Received by Trustee to be Held in Trust without Interest. Subject to the provisions of Section 12.4, all moneys received by the Trustees shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. No Trustee shall be under any liability for interest on any moneys received by it hereunder.

7.6          Trustee Entitled to Compensation, Reimbursement and Indemnity. The Corporation covenants and agrees to pay to the Trustees and any predecessor Trustees from time to time, and the Trustees shall be entitled to, such compensation as shall be agreed to in writing between the Corporation and the Trustees (which shall not be limited by any provision of law in regard to the compensation of a trustee of any express trust), and, the Corporation will pay or reimburse the Trustees and any predecessor Trustees upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustees in connection with the acceptance or administration of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel and of all persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its gross negligence or willful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction). The Corporation also covenants and agrees to indemnify each of the Trustees, any predecessor Trustee and their officers, directors, employees and agents for, and to hold them harmless against, any loss, damage, claim, liability or expense incurred without gross negligence or willful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction) on their part and arising out of or in connection with the acceptance or administration of this Indenture and performance of their duties hereunder, or the exercise of their rights and powers under the Securities including the costs and expenses (including reasonable fees and disbursements of their counsel) of enforcing this Indenture (including this Section) and the Securities and of defending themselves against any claim or liability in connection with the exercise or performance of any of the powers or duties hereunder. The obligations of the Corporation under this Section to compensate the Trustees, to pay or reimburse the Trustees for expenses, disbursements and advances and to indemnify and hold harmless the Trustees shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustees. Such additional indebtedness shall be secured by a lien prior to that of the Securities upon all property and funds held or collected by the Trustees as such, except funds held in trust for the payment of principal of or interest, if any, on particular Securities.

Without prejudice to any other rights available to the Trustees under applicable law, when a Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 6.1(d) or (e), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law. “Trustee” for the purposes of this Section shall include any predecessor Trustee and any Trustee in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder; provided, however, that the gross negligence or willful misconduct of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

7.7          Right of Trustee to Rely on Officer’s Certificate where No Other Evidence Specifically Prescribed. Except as otherwise provided in Section 7.1, whenever in the administration of this Indenture the Trustees shall deem it necessary or desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder, the Trustees (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of bad faith on its part, request and rely upon an Officer’s Certificate which, upon receipt of such request, shall be promptly delivered by the Corporation.

7.8          Disqualification; Conflicting Interests. If a Trustee has or shall acquire any conflicting interest, within the meaning of any Trust Indenture Legislation, the Trustee shall either eliminate such interest within 90 days, apply to the Commission for permission to continue as Trustee, or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Legislation and this Indenture.  There shall be excluded from the operation of Trust Indenture Act Section 310(b)(1) each series of Securities under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Corporation are outstanding if the requirements for such exclusion set forth in Trust Indenture Act Section 310(b)(1) are met. The Trustees represent and warrant to the Corporation that they have no conflicting interest or material conflict of interest within the meaning of any Trust Indenture Legislation.

7.9          Requirements for Eligibility of Trustee. There shall at all times be a U.S. Trustee hereunder that is a corporation, organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, eligible under Sections 310(a)(1) and (5) of the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act and that has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000 subject to supervision or examination by federal or state authority. If at any time the U.S. Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.  For so long as required by the Canadian Trust Indenture Legislation, there shall be a Canadian Trustee under this Indenture. The Canadian Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and shall be authorized under the laws of Ontario and, if so required, duly registered to carry on trust business therein. If at any time the Canadian Trustee shall cease to be eligible in accordance with this Section 7.9, it shall resign immediately in the manner and with the effect hereinafter specified in Section.

7.10            Resignation and Removal of Trustee.

(a)           No Trustee, or any trustee or trustees hereafter appointed, may at any time resign with respect to one or more or all series of Securities by giving written notice of such resignation to the Corporation and by giving to the holders of Securities of the applicable series notice thereof in the manner and to the extent provided in subsection (c) of Section 5.4 with respect to reports pursuant to subsection (a) of Section 5.4. Upon receiving such notice of resignation and if the Corporation shall deem it appropriate evidence satisfactory to it of such written notice, the Corporation shall promptly appoint a successor Trustee with respect to the applicable series (it being understood that any successor Trustee may be appointed with respect to the Securities of one or more or all of such series and at any time there shall be only one U.S. Trustee and one Canadian Trustee with respect to the Securities of any particular series) by written instrument, in duplicate, executed pursuant to a Resolution of the Corporation, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor Trustee. If no successor Trustee shall have been so appointed with respect to any series and have accepted appointment within 30 days after such written notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee, or any Securityholder who has been a bona fide holder of a Security or Securities of the applicable series for at least six months may, subject to the provisions of Section 6.8, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor Trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.

(b)          In case at any time any of the following shall occur:

(i)          either Trustee shall fail to comply with Section 7.8 after written request therefor by the Corporation or by any Securityholder who has been a bona fide holder of a Security or Securities of the applicable series for at least six months, or

(ii)         either Trustee shall cease to be eligible in accordance with the provisions of Section 7.9 and shall fail to resign after written request therefor by the Corporation or by any such Securityholder, or

(iii)        either Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of such Trustee or of its property shall be appointed, or any public officer shall take charge or control of such Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Corporation may remove the applicable Trustee with respect to the applicable series and appoint a successor Trustee with respect to the applicable series by written instrument, in duplicate, executed pursuant to a Resolution of the Corporation, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor Trustee, or, subject to the provisions of Section 6.8, any Securityholder who has been a bona fide holder of a Security or Securities of the applicable series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the applicable series. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor Trustee.

(c)           The holders of more than 50%  in principal amount of the Securities of any one series voting as a separate class or all series voting as one class at the time outstanding (determined as provided in Section 8.4) may at any time remove a Trustee with respect to the applicable series or all series, as the case may be, and appoint a successor Trustee with respect to the applicable series or all series, as the case may be, by written instrument or instruments signed by such holders or their attorneys-in-fact duly authorized, or by the affidavits of the permanent chairman and permanent secretary of a meeting of the Securityholders (as elected in accordance with Section 9.5) evidencing the vote upon a resolution or resolutions submitted thereto with respect to such removal and appointment (as provided in Article IX), and by delivery thereof to the Trustee so removed, to the successor Trustee and to the Corporation.

(d)           Any resignation or removal of the Trustee and any appointment of a successor Trustee pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor Trustee as provided in Section 7.11.

(e)           If a Canadian Trustee under this Indenture is no longer required by the Canadian Trust Indenture Legislation, then the Corporation, by a Resolution of the Corporation, may remove the Canadian Trustee after giving 30 days’ prior written notice to the Trustees. For the avoidance of doubt, the Canadian Trustee is acting hereunder solely to satisfy the requirements of the Canadian Trust Indenture Legislation and is not acting as Paying Agent, Registrar or Transfer Agent for the Securities issued.

7.11        Acceptance by Successor Trustee. Any successor Trustee with respect to all series of Securities appointed as provided in Section 7.10 shall execute, acknowledge and deliver to the Corporation and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee with respect to all series shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties with respect to such series of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, on the written request of the Corporation or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.6, execute and deliver an instrument transferring to such successor Trustee all the rights and powers with respect to such series of the Trustee so ceasing to act. Upon the request of any such successor Trustee, the Corporation shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee or any successor Trustee to secure any amounts then due it pursuant to the provisions of Section 7.6.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of such series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of such series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of such series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-Trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of such series to which the appointment of such successor Trustee relates; but, on written request of the Corporation or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of such series to which the appointment of such successor Trustee relates.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be qualified under the provisions of Section 7.8 and eligible under the provisions of Section 7.9.

Upon acceptance of appointment by a successor Trustee as provided in this Section, the successor Trustee shall at the expense of the Corporation transmit notice of the succession of such Trustee hereunder to the holders of Securities of any applicable series in the manner and to the extent provided in subsection (c) of Section 5.4 with respect to reports pursuant to subsection (a) of said Section 5.4.

7.12        Successor to Trustee by Merger, Amalgamation, Consolidation or Succession to Business. Any corporation into which a Trustee may be merged, arranged, amalgamated, or converted or with which it may be consolidated, or any corporation resulting from any merger, arrangement, amalgamation, conversion or consolidation to which such Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of such Trustee, shall be the successor of such Trustee hereunder, provided such corporation shall be qualified under the provisions of Section 7.8 and eligible under the provisions of Section 7.9, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

In case at the time such successor to a Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to a Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to a Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

7.13        Limitations on Preferential Collection of Claims by the Trustee. The Trustees shall comply with Section 311(a) of the Trust Indenture Act, excluding any creditor relationship described in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent included therein.

7.14        Third Party. The Corporation hereby represents to the Canadian Trustee that any account to be opened by, or interest to be held by, the Canadian Trustee in connection with this Indenture, for or to the credit of the Corporation, either:

(a)           is not intended to be used by or on behalf of any third party; or

(b)           is intended to be used by or on behalf of a third party, in which case, the Corporation hereto agrees to complete and execute forthwith a declaration in the Canadian Trustee’s prescribed form as to the particulars of such third party.

7.15        Not Bound to Act. The Canadian Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Canadian Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Canadian Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days’ written notice to the Corporation, notwithstanding the provisions of Section 7.10, provided that:

(a)          the Canadian Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)          if such circumstances are rectified to the Canadian Trustee’s satisfaction within such 30 day period, then such resignation shall not be effective.

7.16        Privacy (Canadian Trustee). The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture.  Despite any other provision of this Indenture, neither the Corporation nor the Canadian Trustee shall take or direct any action that would contravene or cause the other to contravene applicable Privacy Laws.  The Corporation shall, prior to transferring or causing to be transferred personal information to the Canadian Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under Privacy Laws.  The Canadian Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.  Specifically, the Canadian Trustee agrees:  (a) to have a designated chief privacy officer either with the Canadian Trustee or its Parent; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE VIII
CONCERNING THE SECURITYHOLDERS

8.1          Evidence of Action by Securityholders. Whenever in this Indenture it is provided that the holders of a specified percentage in principal amount of the Securities of any or all series may take any action (including the making of any demand or request, the giving of any notice, consent, or waiver or the taking of any other action), the fact at the time of taking any such action the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by such Securityholders in person or by agent or proxy appointed in writing, or (b) by the record of such holders of Securities voting in favor thereof at any meeting of such Securityholders duly called and held in accordance with the provisions of Article IX, or (c) by a combination of such instrument or instruments and any such record of such a meeting of such Securityholders.

If there shall be more than one Trustee acting hereunder with respect to separate series of Securities, such Trustees shall collaborate, if necessary, in acting under Article IX and in determining whether the holders of a specified percentage in principal amount of the Securities of any or all series have taken any such action.

8.2          Proof of Execution of Instruments and of Holding of Securities. Subject to the provisions of Sections 7.1, 7.2 and 9.5, proof of the execution of any instrument by a Securityholder or its agent or proxy and proof of the holding by any person of any of the Securities shall be sufficient if made in the following manner:

(a)           The fact and date of the execution by any such person of any instrument may be proved in any reasonable manner acceptable to the Trustees;

(b)           The ownership of Securities of any series shall be proved by the Register of such Securities of such series, or by certificates of the Security registrar thereof;

(c)           The Trustees shall not be bound to recognize any person as a Securityholder unless and until title to the Securities held by him is proved in the manner in this Article VIII provided;

(d)           The record of any Securityholders’ meeting shall be proved in the manner provided in Section 9.6; and

(e)           The Trustees may accept such other proof or require such additional proof of any matter referred to in this Section as it shall deem reasonable.

8.3          Who May be Deemed Owners of Securities. Prior to due presentment for registration of transfer of any Security, the Corporation, the Trustees and any agent of the Corporation or the Trustees may deem and treat the person in whose name such Security shall be registered upon the Register of Securities of the series of which such Security is a part as the absolute owner of such Security (whether or not payments in respect of such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or an account of the principal of and interest, subject to Section 2.3, on such Security and for all other purposes; and neither the Corporation nor the Trustees nor any agent of the Corporation or the Trustees shall be affected by any notice to the contrary. All such payments so made to any such holder for the time being, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Security.

8.4          Securities Owned by Corporation or Controlled or Controlling Persons Disregarded for Certain Purposes. In determining whether the holders of the requisite principal amount of Securities have concurred in any demand, direction, request, notice, vote, consent, waiver or other action under this Indenture, Securities which are owned by the Corporation or any other obligor on the Securities or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation or any other obligor on the Securities shall be disregarded and deemed not to be outstanding for the purpose of any such determination, provided that for the purposes of determining whether the Trustees shall be protected in relying on any such demand, direction, request, notice, vote, consent, waiver or other action, only Securities which a Responsible Officer of the Trustees assigned to its principal office actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section, if the pledgee shall establish to the satisfaction of the U.S. Trustee the pledgee’s right to vote such Securities and that the pledgee is not a person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation or any such other obligor. Upon request of the U.S. Trustee, the Corporation shall furnish to the U.S. Trustee promptly an Officer’s Certificate listing and identifying all Securities, if any, known by the Corporation to be owned or held by or for the account of the Corporation or any other obligor on the Securities or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation or any other obligor on the Securities; and, subject to the provisions of Section 7.1, the U.S. Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are outstanding for the purpose of any such determination.

8.5          Instruments Executed by Securityholders Bind Future Holders. At any time prior to (but not after) the evidencing to the Trustees, as provided in Section 8.1, of the taking of any action by the holders of the percentage in principal amount of the Securities specified in this Indenture in connection with such action, any holder of a Security which is shown by the evidence to be included in the Securities the holders of which have consented to such action may, by filing written notice with the U.S. Trustee at its principal office and upon proof of holding as provided in Section 8.2, revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the holder of any Security and any direction, demand, request, notice, waiver, consent, vote or other action of the holder of any Security which by any provisions of this Indenture is required or permitted to be given shall be conclusive and binding upon such holder and upon all future holders and owners of such Security, and of any Security issued in lieu thereof or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Security. Any action taken by the holders of the percentage in principal amount of the Securities of any or all series specified in this Indenture in connection with such action shall be conclusively binding upon the Corporation, the Trustees and the holders of all of the Securities of such series subject, however, to the provisions of Section 7.1.

ARTICLE IX
SECURITYHOLDERS’ MEETINGS

9.1          Purposes for which Meetings May be Called. A meeting of holders of Securities of any or all series may be called at any time and from time to time pursuant to the provisions of this Article for any of the following purposes:

(a)           To give any notice to the Corporation or to the Trustees, or to give any directions to the Trustees, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by holders of Securities of any or all series, as the case may be, pursuant to any of the provisions of Article VI;

(b)           To remove a Trustee and appoint a successor Trustee pursuant to the provisions of Article VII;

(c)           To consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.2; or

(d)           To take any other action authorized to be taken by or on behalf of the holders of any specified principal amount of the Securities of any or all series, as the case may be, under any other provision of this Indenture or under applicable law.

9.2          Manner of Calling Meetings. The U.S. Trustee may at any time call a meeting of Securityholders to take any action specified in Section 9.1, to be held at such time and at such place, as the U.S. Trustee shall determine. Notice of every meeting of Securityholders setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be delivered not less than 10 nor more than 90 days prior to the date fixed for the meeting.

9.3          Call of Meeting by Corporation or Securityholders. In case at any time the Corporation, pursuant to a resolution of its Board of Directors, or the holders of not less than 10 percent in principal amount of the Securities of any or all series, as the case may be, then outstanding, shall have requested the U.S. Trustee to call a meeting of holders of Securities of any or all series, as the case may be, to take any action authorized in Section 9.1 by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the U.S. Trustee shall not have delivered notice of such meeting within 20 days after receipt of such request, then the Corporation or such holders of Securities in the amount above specified may determine the time and place for such meeting and may call such meeting to take any action authorized in Section 9.1, by delivering notice thereof as provided in Section 9.2.

9.4          Who May Attend and Vote at Meetings. To be entitled to vote at any meeting of Securityholders a person shall (a) be a holder of one or more Securities with respect to which the meeting is being held, or (b) be a person appointed by an instrument in writing as proxy by such holder of one or more such Securities. The only persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the persons entitled to vote at such meeting and their counsel and any representatives of the Trustees and their counsel and any representatives of the Corporation and its counsel.

9.5          Regulations May be Made by Trustee. Notwithstanding any other provisions of this Indenture, the U.S. Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 8.2 and the appointment of any proxy shall be proved in the manner specified in said Section 8.2; provided, however, that such regulations may provide that written instruments appointing proxies regular on their face, may be presumed valid and genuine without the proof hereinabove or in said Section 8.2 specified.

The U.S. Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Corporation or by Securityholders as provided in Section 9.3, in which case the Corporation or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote of the meeting.

Subject to the provisions of Section 8.4, at any meeting each Securityholder or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him or her, provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not outstanding and ruled by the permanent chairman of the meeting to be not outstanding; provided, further, that each holder of Original Issue Discount Securities shall be entitled to one vote for each $1,000 amount which would be due upon acceleration of the Original Issue Discount Security on the date of the meeting. Neither a temporary nor a permanent chairman of the meeting shall have a right to vote other than by virtue of Securities held by him or her or instruments in writing as aforesaid duly designating him or her as the person to vote on behalf of other Securityholders. Any meeting of Securityholders duly called pursuant to the provisions of Section 9.2 or 9.3 may be adjourned from time to time, and the meeting may be held so adjourned without further notice.

At any meeting of Securityholders, the presence of persons holding or representing Securities in principal amount sufficient to take action on the business for the transaction of which such meeting was called shall constitute a quorum, but, if less than a quorum is present, the person or persons holding or representing a majority in principal amount of the Securities represented at the meeting may adjourn such meeting with the same effect for all intents and purposes, as though a quorum had been present.

9.6          Manner of Voting at Meetings and Record to be Kept. The vote upon any resolution submitted to any meeting of Securityholders shall be by written ballots on which shall be subscribed the signatures of the holders of Securities or of their representatives by proxy and the principal amount or principal amounts of the Securities held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the permanent secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.2. The record shall show the principal amount or principal amounts of the Securities voting in favor of, against, or abstaining from voting on, any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and permanent secretary of the meeting and one of the duplicates shall be delivered to the Corporation and the other to the U.S. Trustee to be preserved by the U.S. Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

9.7          Exercise of Rights of Trustee and Securityholders Not to be Hindered or Delayed. Nothing in this Article contained shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Securityholders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the U.S. Trustee, to the Securityholders under any of the provisions of this Indenture or of the Securities.

ARTICLE X
SUPPLEMENTAL INDENTURES

10.1        Purposes for which Supplemental Indentures May be Entered into Without Consent of Securityholders. Without the consent of any Securityholders, the Corporation and the Trustees may from time to time, and at any time enter into an indenture or indentures supplemental hereto, in form satisfactory to such Trustees (which shall comply with the provisions of the Trust Indenture Legislation as then in effect), for one or more of the following purposes:

(a)           To evidence the succession of another Person to the Corporation, or successive successions, and the assumption by the successor of the covenants, agreements and obligations of the Corporation pursuant to Article XI hereof;

(b)          To add to the covenants of the Corporation such further covenants, restrictions or conditions as the Corporation in good faith shall consider to be for the protection of the holders of all or any series of Securities (and if such covenants, restrictions or conditions are to be for the benefit of less than all series of Securities, stating that such covenants, restrictions or conditions are expressly being included solely for the benefit of such series), and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect to any such additional covenant, restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustees upon such default;

(c)           To change or eliminate any of the provisions of this Indenture; provided, however, that any such change or elimination shall become effective only when there is no Security of any series outstanding created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(d)          To establish the form or terms of Securities of any series as permitted by Section 2.1 and 2.2;

(e)           As determined by the Corporation in good faith, to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provisions contained herein or in any supplemental indenture;

(f)           To make such other provision in regard to matters or questions arising under this Indenture or any supplemental indenture or to make any other changes in the provisions of this Indenture; provided, however, that such action shall not adversely affect the interest of the holders of Securities of any series in any material respect;

(g)           To mortgage or pledge to the Trustees as security for the Securities any property or assets;

(h)           To qualify, or maintain the qualification of, the Indenture under the Trust Indenture Legislation;

(i)           To comply with the requirements of Canadian laws applicable to the Indenture;

(j)           To evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, all as provided in Section 7.11; or

(k)          To supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Section 12.5, provided that any such action shall not adversely affect the interests of any holder of a Security of such series or any other Security or coupon in any material respect.

The Trustees are hereby authorized to join with the Corporation in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, mortgage, pledge or assignment of any property thereunder, but the Trustees shall not be obligated to enter into any such supplemental indenture which affects the Trustees’ own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section may be executed by the Corporation and the Trustees without the consent of the holders of any of the Securities at the time outstanding, notwithstanding any of the provisions of Section 10.2.

10.2        Modification of Indenture with Consent of Holders of a Majority in Principal Amount of Securities. With the consent of the holders of more than 50% in principal amount of the Securities of each series at the time outstanding (determined as provided in Section 8.4) affected by such supplemental indenture (each series voting as a separate class), the Corporation and the Trustees may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall be in conformity with the provisions of the Trust Indenture Legislation as then in effect) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Securities of each such series; provided, however, that no such supplemental indenture shall (i) change the fixed Maturity of any Securities, or reduce the rate or extend the time of payment of any interest thereon or on any overdue principal amount or reduce the principal amount thereof, or change the provisions pursuant to which the rate of interest on any Security is determined if such change could reduce the rate of interest thereon, or reduce the minimum rate of interest thereon, or reduce any amount payable upon any redemption thereof, or adversely affect any right to convert the Securities in accordance therewith, or reduce the amount to be paid at Maturity or make the principal thereof or any interest thereon or on any overdue principal amount payable in any coin or currency other than that provided in the Security or impair or affect the right to institute suit for the payment thereof when due, or, if such Security shall so provide, any right of repayment at the option of the holder, in each case, without the consent of the holder of each Security so affected, (ii) reduce the aforesaid percentage of Securities, the holders of which are required to consent to any such supplemental indenture without the consent of the holders of all Securities then outstanding, or (iii) modify any of the provisions of this Section, Section 4.8 or Section 6.6, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holders of all Securities then outstanding; provided, however, that this clause (iii) shall not be deemed to require the consent of any holder with respect to changes in the references to “the Trustee” or “the Trustees” and concomitant changes in this Section, or the deletion of this proviso, in accordance with Section 7.11.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the holders of Securities of any other series.

Upon the request of the Corporation, evidenced by an Officer’s Certificate authorizing the execution of any such supplemental indenture, and upon the filing with the U.S. Trustee of evidence of the consent of Securityholders as aforesaid, the Trustees shall join with the Corporation in the execution of such supplemental indenture unless such supplemental indenture affects the Trustees’ own rights, duties or immunities under this Indenture or otherwise, in which case the Trustees may in their discretion, but shall not be obligated to, enter into such supplemental indenture.

It shall not be necessary for the consent of the Securityholders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution by the Corporation and the Trustees of any supplemental indenture pursuant to the provisions of this Section, the Corporation shall deliver a notice to the holders of Securities of each series so affected, setting forth in general terms the substance of such supplemental indenture. Any failure of the Corporation to deliver such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

10.3        Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustees, the Corporation and the holders of Securities affected thereby shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

The Trustees shall be entitled to receive, and subject to the provisions of Section 7.1 shall be entitled to conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and all conditions precedent herein relating to the execution of such supplemental indenture have been complied with.

10.4        Securities May Bear Notation of Changes by Supplemental Indentures. Securities authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article, or after any action taken at a Securityholders’ meeting pursuant to Article IX, may bear a notation in form approved by the U.S. Trustee as to any matter provided for in such supplemental indenture or as to any action taken at any such meeting. If the Corporation or the U.S. Trustee shall so determine, new Securities so modified as to conform, in the opinion of the U.S. Trustee and the Board of Directors of the Corporation, to any modification of this Indenture contained in any such supplemental indenture may be prepared by the Corporation, authenticated by the U.S. Trustee and delivered in exchange for the Securities then outstanding.

10.5        Revocation and Effect of Consents. Subject to Section 8.5, until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Securityholder of a Security is a continuing consent conclusive and binding upon such Securityholder and every subsequent Securityholder of the same Security or portion thereof, and of any Security issued upon the registration of transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Security.

The Corporation may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent or revoke such consent to such amendment, supplement or waiver, whether or not such Persons continue to be Securityholders after such record date. No such consent shall be valid or effective for more than 180 days after such record date.

After an amendment, supplement, waiver or other action becomes effective, it shall bind every Securityholder.

10.6        Conformity with Trust Indenture Legislation. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation.

ARTICLE XI
CONSOLIDATION, AMALGAMATION, ARRANGEMENT, MERGER, SALE OR CONVEYANCE

11.1        Corporation May Consolidate, etc., on Certain Terms. The Corporation covenants that it will not consummate (1) any consolidation, amalgamation, arrangement or merger of the Corporation with or into any Person or Persons or (2) any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of its assets to any Person other than one of its subsidiaries unless (i) the Corporation shall be the continuing Person, or the successor shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of Canada (or any province or territory of Canada) or the United States of America or a State thereof or the District of Columbia and such Person shall expressly assume the due and punctual payment of the principal of and interest on all the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Corporation by supplemental indenture in form satisfactory to the Trustees, executed and delivered to the Trustees by such Person, and (ii) immediately after giving effect to such consolidation, amalgamation, arrangement or merger, or such sale, lease or other transfer, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

11.2        Successor Substituted. Upon any consolidation, amalgamation, arrangement or merger by the Corporation with or into any other Person or any sale or conveyance by the Corporation of all or substantially all of its assets to any Person in accordance with Section 11.1, the successor formed by such consolidation, amalgamation or arrangement or into which the Corporation is merged or to which such sale or conveyance is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor had been named as the Corporation herein; and in the event of any such sale or conveyance, the Corporation (which term shall for this purpose mean the Person named as the “Corporation” in the first paragraph of this Indenture or any successor which shall theretofore become such in the manner described in Section 11.1), other than in the case of a lease, shall be discharged from all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated. Such successor thereupon may cause to be signed, and may issue either in its own name or in the name of the Corporation, any or all of the Securities issuable hereunder which theretofore shall not have been delivered to the Trustees; and upon the order of such successor, instead of the Corporation, and subject to all the terms, conditions and limitations in this Indenture prescribed, the U.S. Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered by the officers of the Corporation to the U.S. Trustee, and any Securities which such successor thereafter shall cause to be signed and delivered to the U.S. Trustee. All the Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of the execution hereof.

In case of any such consolidation, amalgamation, arrangement, merger, sale or conveyance such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

11.3        Opinion of Counsel to Trustee. The Trustees shall be entitled to receive, and subject to the provisions of Section 7.1 shall be entitled to rely upon, an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, amalgamation, arrangement, merger, sale or conveyance and any such assumption, complies with the provisions of this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE XII
SATISFACTION AND DISCHARGE OF INDENTURE, UNCLAIMED MONEYS

12.1        Satisfaction and Discharge of Indenture. If (a) the Corporation shall deliver to the U.S. Trustee for cancellation all Securities of any series theretofore authenticated (other than any Securities of such series which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.7) and not theretofore canceled, or (b) all the Securities of such series not theretofore canceled or delivered to the U.S. Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption, and the Corporation shall irrevocably deposit in trust with the U.S. Trustee money and/or securities backed by the full faith and credit of the United States that through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay at Stated Maturity or upon redemption all of such Securities not theretofore canceled or delivered to the U.S. Trustee for cancellation, including principal and any interest due or to become due to such date of Stated Maturity or redemption date, as the case may be, and if in either case the Corporation shall also pay or cause to be paid all other sums payable hereunder by the Corporation with respect to Securities of such series, then this Indenture shall cease to be of further effect with respect to Securities of such series, (except as to (i) remaining rights of registration of transfer, conversion, substitution and exchange, rights provided in Section 2.7, the Corporation’s obligation to maintain a Paying Agent pursuant to Section 4.3 and the Corporation’s right of optional redemption of Securities of such series, (ii) rights hereunder of holders to receive payments of principal of, and any interest on, the Securities of such series, and other rights, duties and obligations of the holders of Securities of such series as beneficiaries hereof with respect to the amounts, if any, so deposited with the U.S. Trustee, and (iii) the rights, obligations and immunities of the U.S. Trustee hereunder), and the U.S. Trustee, on demand of the Corporation, and at the cost and expense of the Corporation, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture with respect to the Securities of such series. The Corporation hereby agrees to compensate the Trustees for any services thereafter reasonably and properly rendered and to reimburse the Trustees for any costs or expenses theretofore and thereafter reasonably and properly incurred by the Trustees in connection with this Indenture or the Securities of such series. Notwithstanding the satisfaction and discharge of this Indenture with respect to the Securities of any or all series, the obligations of the Corporation to the Trustees under Section 7.6 shall survive.

12.2        Application by Trustee of Funds Deposited for Payment of Securities. Subject to Section 12.4, all moneys deposited with the U.S. Trustee pursuant to Section 12.1 shall be held in trust and applied by it to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent), to the holders of the particular Securities of such series, for the payment or redemption of which such moneys have been deposited with the U.S. Trustee, of all sums due and to become due thereon for principal and interest.

12.3        Repayment of Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture with respect to Securities of any series, all moneys with respect to Securities of such series then held by any Paying Agent under the provisions of this Indenture shall, upon demand of the Corporation, be paid to the U.S. Trustee and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

12.4        Repayment of Moneys Held by Trustee. Any moneys deposited with the U.S. Trustee or any Paying Agent for the payment of the principal of or any interest on any Securities of any series and not applied but remaining unclaimed by the holders of Securities of such series for two years after the date upon which such payment shall have become due and payable, shall, at the request of the Corporation, be repaid to the Corporation by the U.S. Trustee or by such Paying Agent; and the holder of any of the Securities of such series entitled to receive such payment shall thereafter look only to the Corporation for the payment thereof; provided, however, that the U.S. Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once a week for two successive weeks (in each case on any day of the week) in an Authorized Newspaper, or delivered to the registered holders thereof, a notice that said moneys have not been so applied and that after a date named therein any unclaimed balance of said money then remaining will be returned to the Corporation.

12.5        Defeasance and Covenant Defeasance.

(a)           Unless, pursuant to Section 2.1, either or both of (i) defeasance of the Securities of or within a series under clause (b) of this Section 12.5 or (ii) covenant defeasance of the Securities of or within a series under clause (c) of this Section 12.5 shall not be applicable with respect to the Securities of such series, then such provisions, together with the other provisions of this Section 12.5 (with such modifications thereto as may be specified pursuant to Section 2.1 with respect to any Securities), shall be applicable to such Securities, and the Corporation may at its option by Resolution of the Corporation, at any time, with respect to such Securities, elect to have Section 12.5(b) or Section 12.5(c) be applied to such outstanding Securities upon compliance with the conditions set forth below in this Section 12.5.

(b)          Upon the Corporation’s exercise of the above option applicable to this Section 12.5(b) with respect to any Securities of or within a series, the Corporation shall be deemed to have been discharged from its obligations with respect to such outstanding Securities on the date the conditions set forth in clause (d) of this Section 12.5 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by such outstanding Securities, which shall thereafter be deemed to be “outstanding” only for the purposes of clause (e) of this Section 12.5 and the other Sections of this Indenture referred to in clauses (i) and (ii) below, and to have satisfied all of its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the U.S. Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of holders of such outstanding Securities to receive, solely from the trust fund described in clause (d) of this Section 12.5 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on, and Additional Interest, if any, with respect to, such Securities when such payments are due, and any rights of such holder to convert or exchange such Securities into Capital Stock or other securities, (ii) the obligations of the Corporation and the U.S. Trustee with respect to such Securities under Sections 2.5, 2.7, 4.2 and 12.4, with respect to the payment of Additional Interest, if any, on such Securities (but only to the extent that the Additional Interest payable with respect to such Securities exceeds the amount deposited in respect of such Additional Interest pursuant to Section 12.5(d)(i) below), and with respect to any rights to convert or exchange such Securities into Capital Stock or other securities, (iii) the rights, powers, trusts, duties and immunities of the Trustees hereunder (including under Section 7.6) and (iv) this Section 12.5. The Corporation may exercise its option under this Section 12.5(b) notwithstanding the prior exercise of its option under clause (c) of this Section 12.5 with respect to such Securities.

(c)           Upon the Corporation’s exercise of the above option applicable to this Section 12.5(c) with respect to any Securities of or within a series, the Corporation shall be released from any covenant applicable to such Securities specified pursuant to Section 2.1(t), with respect to such outstanding Securities on and after the date the conditions set forth in clause (d) of this Section 12.5 are satisfied (hereinafter, “covenant defeasance”), and such Securities shall thereafter be deemed to be not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of holders (and the consequences of any thereof) in connection with any such covenant, but shall continue to be deemed “outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such outstanding Securities, the Corporation may omit to comply with, and shall have no liability in respect of, any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 6.1(c) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

(d)          The following shall be the conditions to application of clause (b) or (c) of this Section 12.5 to any outstanding Securities of or within a series:

(i)          The Corporation shall irrevocably have deposited or caused to be deposited with the U.S. Trustee (or another trustee satisfying the requirements of Section 7.9 who shall agree to comply with the provisions of this Section 12.5 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such Securities, (1) an amount in Dollars, or (2) Government Obligations applicable to such Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on such Securities, money in an amount, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants that is nationally recognized in the United States expressed in a written certification thereof delivered to the U.S. Trustee, to pay and discharge, and which shall be applied by the U.S. Trustee (or other qualifying trustee) to pay and discharge, (y) the principal of (and premium, if any) and interest, if any, on, and, to the extent that such Securities provide for the payment of Additional Interest thereon and the amount of any such Additional Interest is at the time of deposit reasonably determinable by the Corporation (in the exercise by the Corporation of its sole and absolute discretion), any Additional Interest with respect to, such outstanding Securities to and including the Stated Maturity of such principal or installment of principal or interest or the redemption date established pursuant to clause (iv) below, if any, and (z) any mandatory sinking fund payments or analogous payments applicable to such outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities.

(ii)         Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Corporation is a party or by which it is bound.

(iii)        Solely in the case of an election under clause (b) of this Section 12.5, no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(iv)        If the Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the U.S. Trustee shall have been made.

(v)         The Corporation shall have delivered to the U.S. Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance or covenant defeasance under clause (b) or (c) of this Section 12.5 (as the case may be) have been complied with.

(vi)        (A) The Corporation shall have delivered to the U.S. Trustee an Opinion of Counsel to the effect that beneficial owners of such Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Corporation’s exercise of its option under clause (b) or (c) of this Section 12.5, and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, which Opinion of Counsel must be based, solely in the case of a defeasance under clause (b) of this Section 12.5, upon a ruling of the U.S. Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of this Indenture. Notwithstanding the foregoing, the Opinion of Counsel required with respect to a legal defeasance need not be delivered if all of the Securities not theretofore delivered to the U.S. Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption by the U.S. Trustee in the name, and at the expense, of the Corporation; and (B) the Corporation shall have delivered to the U.S. Trustee either an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency, in each case, confirming that the holders of such Securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such discharge and defeasance or covenant defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such discharge and defeasance or covenant defeasance had not occurred.

(vii)       Notwithstanding any other provisions of this Section 12.5(d), such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Corporation in connection therewith pursuant to Section 2.1.

(e)          Subject to the provisions of Section 7.5, all money and Government Obligations (or other property as may be provided pursuant to Section 2.1) (including the proceeds thereof) deposited with the U.S. Trustee (or other qualifying trustee, collectively for purposes of this Section 12.5(e), the “Trustee”) pursuant to clause (d) of Section 12.5 in respect of any outstanding Securities of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest and Additional Interest, if any, but such money need not be segregated from other funds except to the extent required by law.

The Corporation shall pay and indemnify the Trustee against any tax, or fee or other charge, in each case, imposed by a governmental authority, imposed on or assessed against the Government Obligations deposited pursuant to this Section 12.5 or the principal or interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of or in respect of the holders of such outstanding Securities.

Anything in this Section 12.5 to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon request by the Corporation any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in clause (d) of this Section 12.5 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect a defeasance or covenant defeasance, as applicable, in accordance with this Section 12.5.

Any trustee appointed pursuant to Section 12.5(d)(i) for the purpose of holding money or Government Obligations deposited pursuant to that Subsection shall be appointed under an agreement in form acceptable to the Trustee and shall provide to the Trustee a certificate of such trustee, upon which certificate the Trustee shall be entitled to conclusively rely, that all conditions precedent provided for herein to the related defeasance or covenant defeasance have been complied with. In no event shall the Trustee be liable for any acts or omissions of said trustee.

If the Trustee (or other qualifying trustee) is unable to apply any money or Government Obligations in accordance with Section 12.2 or 12.5, as applicable, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.1 or 12.5 until such time as the Trustee (or other qualifying trustee) is permitted to apply all such money or Government Obligations in accordance with Section 12.2 or 12.5, as applicable; provided, however, that if the Corporation has made any payment of principal of or any premium or interest on any Securities because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Securities to receive such payment from the money or Government Obligations held by the Trustee (or other qualifying trustee).

ARTICLE XIII
IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

13.1        Incorporators, Stockholders, Officers, Directors and Employees of Corporation Exempt from Individual Liability. No recourse under or upon any obligation, covenant or agreement of this Indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Corporation or of any successor, either directly or through the Corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers, directors or employees, as such, of the Corporation or any successor, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against every such incorporator, stockholder, officer, director or employee, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom are hereby expressly waived and released as a condition of and as a consideration for, the execution of this Indenture and the issue of such Securities.

ARTICLE XIV
[Reserved]

ARTICLE XV
MISCELLANEOUS PROVISIONS

15.1        Successors and Assigns of Corporation Bound by Indenture. All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Corporation shall bind its successors and assigns, whether so expressed or not.

15.2        Acts of Board, Committee or Officer of Successor Valid. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer or officers of the Corporation shall and may be done and performed with like force and effect by the like governing body or bodies or authorized person or persons of any Person that shall at the time be the lawful sole successor of the Corporation.

15.3        Required Notices or Demands May be Served by Mail. Any notice or demand which by any provisions of this Indenture is required or permitted to be given or served by the Trustees, by the holders of Securities to or on the Corporation may be given or served by registered mail postage prepaid addressed (until another address is filed by the Corporation with the Trustees for such purpose), or overnight air courier guaranteeing next day delivery as follows: Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1, Attn: Chief Legal Officer. Any notice, direction, request, demand, consent or waiver by the Corporation, by any Securityholder or by any holder of a Preferred Security to or upon the U.S. Trustee shall be deemed to have been sufficiently given, made or filed, for all purposes, if given, made or filed in writing and received by a Responsible Officer of the U.S. Trustee at its Corporate Trust Office, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein).

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, by electronic delivery or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the registrar. Any notice or communication shall also be so delivered to any Person described in TIA Section 313(c), to the extent required by the TIA. Failure to deliver a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders. Notwithstanding any other provision of this Indenture or any Security, where this Indenture or any Security provides for notice of any event (including any notice of redemption or repurchase) to a holder of a global Security (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depository (or its designee) pursuant to the standing instructions from the Depository or its designee, including by electronic mail in accordance with Applicable Procedures.

15.4        Officer’s Certificate and Opinion of Counsel to be Furnished upon Applications or Demands by the Corporation. Upon any application or request by the Corporation to the Trustees to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustees an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents or any of them is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.7) shall comply with the provisions of TIA Section 314(e) and shall include:

(i)	a statement that the Person making such certificate or opinion has read such covenant or condition;

(ii)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)
a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)	a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

15.5        Payments Due on Saturdays, Sundays and Holidays. In any case where the date of payment of interest on or principal of the Securities of any series or the date fixed for any redemption of any Security of any series shall not be a Business Day, then payment of interest or principal need not be made on such date, but shall be made on the next succeeding Business Day with the same force and effect as if made on the date fixed for the payment of interest on or principal of the Security or the date fixed for any redemption of any Security of such series, and no additional interest shall accrue for the period after such date and before payment.

15.6        Provisions Required by Trust Indenture Act to Control. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision included in this Indenture which is required to be included in this Indenture by any of Sections 310 to 317, inclusive, of the Trust Indenture Act through operation of Section 318 thereof, such required provision shall control.

15.7        Indenture and Securities to be Construed in Accordance with the Laws of the State of New York. This Indenture and each Security shall be governed by the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State (without regard to conflicts of laws principles thereof). Notwithstanding the preceding sentence of this Section 15.7, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.8        Provisions of the Indenture and Securities for the Sole Benefit of the Parties and the Securityholders. Nothing in this Indenture or in the Securities, expressed or implied, shall give or be construed to give any person, firm or corporation, other than the parties hereto, their successors and assigns, and the holders of the Securities, any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition and provision herein contained; all its covenants, conditions and provisions being for the sole benefit of the parties hereto and their successors and assigns and of the holders of the Securities.

15.9        Indenture May be Executed in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument. The words “execution,” signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).  The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

15.10      Conversion of Currency.  The Corporation covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture to the fullest extent permitted by applicable law:

(a)

(i)          If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any currency (the “Judgment Currency”) an amount due or contingently due in the currency of the Securities of any series and this Indenture (the “Required Currency”), then the Corporation or its agent shall make the conversion at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be, unless a court shall otherwise determine; and

(ii)         If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of enforcement is made, as the case may be, or such other date as a court shall determine, and the date of receipt of the amount due, the Corporation shall pay such additional, or, as the case may be, such lesser, amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(b)          In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders of Securities and the Trustees harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture, other than under this Section 15.10(b), is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this Section 15.10(b), the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)          The obligations contained in Sections 15.10(a)(ii) and 15.10(b) shall constitute separate and independent obligations of the Corporation from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Corporation, shall apply irrespective of any waiver or extension granted by any Holder or the applicable Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation for a liquidated sum in respect of amounts due hereunder, other than under Section 15.10(b) above, or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the applicable Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the applicable liquidator.  In the case of Section 15.10(b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)          The term “rate(s) of exchange” shall mean:  (i) in the case that either the Required Currency or the Judgment Currency is in Canadian dollars, the Bank of Canada daily average exchange rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported on the “Daily Exchange Rates” page of the website of the Bank of Canada, or by such other means of reporting the Bank of Canada daily average exchange rate as may be determined by the Corporation or its agent; or (ii) in all other cases, the rate at which in accordance with normal banking procedures the U.S. Trustee could purchase, in the City of New York, the Required Currency with the Judgment Currency on the relevant date, and, in each case, includes any premiums and costs of exchange payable.

15.11      Table of Contents, Headings, etc. The Table of Contents, cross reference table and the titles and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

15.12      Patriot Act Requirements of Trustee. The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Indenture agree that they will provide to the U.S. Trustee such information as it may request, from time to time, in order for the U.S. Trustee to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

15.13      Jury Trial Waiver. EACH OF THE CORPORATION, THE HOLDERS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15.14      Submission to Jurisdiction. The Corporation hereby irrevocably submits to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Indenture and the Securities, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts. The Corporation irrevocably appoints CT Corporation as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

15.15      Tax Withholding. In order to comply with Sections 871(m), 1441, 1442 and 1471 through 1474 of the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time (“Applicable Law”) that a foreign financial institution, or issuer, trustee, paying agent, holder or other institution is or has agreed to be subject to related to the Indenture, the Corporation agrees (i) to provide to the Trustees sufficient information about Holders or other applicable parties and/or transactions (including any modification to the terms of such transactions) in the Corporation’s possession that is reasonably requested by the Trustee so the Trustee can determine whether it has tax related obligations under Applicable Law and (ii) that the Trustee and the Paying Agent shall be entitled to make any withholding or deduction from payments under this Indenture to the extent necessary to comply with Applicable Law.  The terms of this paragraph shall survive the termination of this Indenture.

15.16      Sanctions Representations. The Corporation covenants and represents that:

(a)           none of it, any of its subsidiaries, or, to the knowledge of the Corporation, any of its other affiliates, directors or officers are the target or subject of any sanctions enforced by the US Government, (including, without limitation, the Office of Foreign Assets Control of the US Department of the Treasury or the US Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively “Sanctions”);

(b)           none of it, any of its subsidiaries, or, to the knowledge of the Corporation, any of its other affiliates, directors or officers will directly or indirectly use any funds received pursuant to this Indenture or the Securities (i) to fund or facilitate any activities of or business with any person who, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business with any country or territory that is the target or subject of Sanctions, or (iii) in any other manner that will result in a violation of Sanctions by any person.

15.17      Information Sharing. BNY Trust Company of Canada is a wholly-owned subsidiary of The Bank of New York Mellon Corporation, a global financial organization that operates in and provides services and products to clients through its affiliates and subsidiaries located in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may (i) centralize in one or more affiliates and subsidiaries certain activities (the “Centralized Functions”), including audit, accounting, administration, risk management, legal, compliance, sales, product communication, relationship management, and the compilation and analysis of information and data regarding the Corporation (which, for purposes of this provision, includes the name and business contact information for the Corporation’s employees and representatives) and the accounts established pursuant to this Agreement (“Information”) and (ii) use third party service providers to store, maintain and process the Information (“Outsourced Functions”).  Notwithstanding anything to the contrary contained elsewhere in this Agreement and solely in connection with the Centralized Functions and/or Outsourced Functions, the Corporation consents to the disclosure of, and authorize BNY Trust Company of Canada to disclose, the Information to (i) other members of the BNY Mellon Group (and their respective officers, directors and employees) and to (ii) third-party service providers (but solely in connection with Outsourced Functions), in each case who are required to maintain the confidentiality of the Information.  In addition, the BNY Mellon Group may aggregate the Information with other data collected and/or calculated by the BNY Mellon Group, and the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies the Information with the Corporation specifically.  The Corporation represents that the Corporation is authorized to consent to the foregoing and that the disclosure of the Information in connection with the Centralized Functions and/or Outsourced Functions does not, to the best of its knowledge (without any independent investigation), violate any relevant Canadian or U.S. data protection legislation.  The Corporation also consents to the disclosure of the Information to governmental and regulatory authorities in jurisdictions where the BNY Mellon Group operates as required by law or applicable rules or orders.

[Signature page follows]

IN WITNESS WHEREOF, each of ALGONQUIN POWER & UTILITIES CORP., THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A. and BNY TRUST COMPANY OF CANADA has caused this Indenture to be duly executed, all as of the day and year first written above.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
	Name:	Arun Banskota
	Title:	President & Chief Executive Officer

By:	/s/ Arthur Kacprzak
	Name:	Arthur Kacprzak
	Title:	Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as U.S. trustee

By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Vice President

BNY TRUST COMPANY OF CANADA, as Canadian trustee

By:	/s/ Ismail Bawa
	Name:	Ismail Bawa
	Title:	Authorized Signatory

[Signature Page to Senior Indenture]